ARIS

P.E.
9-30-01

2001 ANNUAL REPORT

STRATUS Services Group, Inc.™

Dear Fellow Shareholders:

Since our last Annual Report we have witnessed our nation challenged like very few times in our history. Likewise, individuals have been challenged to fight for our country, move on with their lives without a loved one by their side and in many other ways most of us hopefully will never experience. As a company we were also challenged this past year. How those individuals, our nation and Stratus responds to the challenges will set the tone for the years to come.

Even before the events of September 11th, we were experiencing our worst year since we began operations in 1997. Sales were flat, expansion was halted and earnings suffered. A number of factors contributed to this challenging environment. First of all, the downturn in the economy generally, and in the manufacturing sector in particular, had a much larger impact than we had anticipated. While our revenues actually increased by 54% from our year ended September 30, 2000, we had anticipated and had planned on a much larger increase. We believed that we had sufficiently diversified our business mix to insulate our revenue stream from downturns in particular sectors. However, no amount of diversification could have insulated us from a downturn in every sector. Furthermore, as I have seen over my career in the Staffing Industry, contingent workforce employees are usually the first to be cut when cost-cutting measures are implemented at client facilities. However, on the bright side, it has also been my experience that they are the first to be rehired and usually in greater numbers than were released.

The second major contributing factor was the near shut down of the capital markets. Without a reasonable access to capital we were forced to enter into some transactions that, as a result of the declining stock price, ended up much more expensive than originally projected. While these transactions were necessary in order to fulfill our obligations on the past few acquisitions, we anticipate that we will be out of them within the second quarter of fiscal 2002. Furthermore, without access to capital we were unable to fully implement our acquisition strategy and leverage our infrastructure, leaving us with a larger overhead than was necessary.

However, within every challenge lies opportunity. As a Nation we have risen to the opportunity to root out evildoers and those who would bring terror to innocent people; as individuals we have come together as neighbors for the common good to help those in need in any way possible; and as a company, Stratus has risen to the economic challenge. In July, when it became apparent that the capital markets were closed, we began implementing cost-cutting initiatives designed to reduce our operating expenses and conserve cash. In July 2001 and January 2002, respectively, we acquired Source One Personnel, a $15 million (revenues) Lawrenceville, New Jersey based staffing company and Provisional Employment Solutions, a $24 million (revenues) Ontario, California based staffing company. Both of these acquisitions have had an immediate positive impact on our earnings and cash flows. Finally, we recently unveiled our streamlined management structure designed to create direct lines of communication and better focus the company on sales and customer service. We anticipate that these initiatives will have a significantly positive impact on our organization and our financial results.

We at Stratus have accepted the challenge that the current economic situation has thrust upon us and are positioning ourselves to take advantage of the opportunities that lie ahead. We will continue to seek acquisitions that are accretive to earnings and integrate them seamlessly into our organization and we will show significant internal growth through our refocused and revamped sales team.

My fellow shareholders, these financial "bumps in the road" do not foreshadow the end of the company; in fact, they are but challenges we must overcome. It is through overcoming these challenges that we will fortify the foundation that will provide us with the strength to take advantage of the market opportunities as the economy recovers. I thank you for your confidence in our team. May God bless you and your families and may God bless America.

Very Truly yours,

Joseph J. Raymond

Joseph J. Raymond, Sr. Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2001

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-15789

STRATUS SERVICES GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**22-3499261**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Craig Road, Suite 201, Manalapan, New Jersey 07726
(Address of principal executive offices)

(732) 866-0300
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act: Not Applicable

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $.01 par value
(Title of class)

Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates, computed by reference to the last sale price of such stock as reported by the Nasdaq SmallCap Market, as of January 24, 2002, was $6,616,006, based upon 7,351,118 shares held by non-affiliates.

The number of shares of Common Stock, $.01 par value, outstanding as of January 24, 2002 was 9,637,549.

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future economic performance, plans and objectives of management for future operations and projections of revenue and other financial items that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "expect", "estimate", "anticipate", "believe", "intend", and similar expressions are intended to identify forward-looking statements. Such statements involve assumptions, uncertainties and risks. If one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual outcomes may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on our expected operating results, performance or financial condition are economic conditions facing the staffing industry generally; uncertainties related to the job market and our ability to attract qualified candidates; uncertainties associated with our brief operating history; our ability to raise additional capital; our ability to achieve and manage growth; our ability to successfully identify suitable acquisition candidates, complete acquisitions or integrate the acquired business into our operations; our ability to attract and retain qualified personnel; our ability to develop new services; our ability to cross-sell our services to existing clients; our ability to enhance and expand existing offices; our ability to open new offices; general economic conditions; and other factors discussed in Item 1 of this Annual Report under the caption "Factors Affecting Future Operating Results" and from time to time in our filings with the Securities and Exchange Commission. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business. The following discussion and analysis should be read in conjunction with the Financial Statements and notes appearing elsewhere in this Annual Report.

FORM 10-K/A

STRATUS SERVICES GROUP, INC.
Form 10-K for the Fiscal Year Ended September 30, 2001

Table of Contents

PART I

ITEM 1. BUSINESS

General

We are a national business services company engaged in providing outsourced labor and operational resources on a long-term, contractual basis. We were incorporated in Delaware in March 1997 and began operations in August 1997 with the purchase of certain assets of Royalpar Industries, Inc. and it subsidiaries. This purchase provided us with a foundation to become a national provider of comprehensive staffing services. We believe that as businesses increasingly outsource a wider range of human resource functions in order to focus on their core operations, they will require more sophisticated and diverse services from their staffing providers.

We are functionally divided into three "service lines": Staffing Services, Engineering Services and Information Technology Services. Our Staffing Services Division provides temporary workers for short-term needs, extended-term temporary employees, temporary-to-permanent placements, recruiting, permanent placements, payroll processing, on-site supervising and human resource consulting. Our SMARTSolutions™ technology, available through our Staffing Services branch offices, provides a comprehensive, customized staffing program designed to reduce labor and management costs and increase workforce efficiency. Our Engineering Services Division provides a full range of technical engineering services including on-site staff augmentation and in-house project work. Stratus Technology Services ("STS") provides information technology ("IT") staffing solutions to Fortune 1000, middle market and emerging companies. STS offers expertise in a wide variety of technology practices and disciplines ranging from networking professionals to internet development specialists and application programmers. All three service groups seek to act as business partners to our clients rather than merely a vendor. In doing so, they seek to systematically enhance client productivity and positively impact our and our clients' financial results. We are headquartered at 500 Craig Road, Suite 201, Manalapan, New Jersey 07726 and our telephone number is (800) 777-1557.

Between September 1997 and January 2002 we completed nine acquisitions of staffing businesses, representing twenty-nine offices in six states. As of January 24, 2002 we were providing services from thirty-two locations in eight states. We also maintain a presence on the Internet with our website at www.stratusservices.com, an informational site designed to give prospective customers and employees additional information regarding our operations.

Material Recent Events

On January 24, 2002 the Company entered into an agreement to sell the assets of its Engineering Services Division ("SED") to SEA Consulting Services Corporation. Concurrent with the execution of the agreement the Company transferred a 30% interest in SED to Sahyoun, LLC, a company controlled by the President of SED. The agreement provides for a purchase price of $2,200,000 of which the Company will receive 80% ($1,760,000). In addition, the Company will receive additional payments of $250,000 each on June 30, 2002 and December 31, 2002. Closing of the sale is contingent upon shareholder approval and receipt of a fairness opinion by the Company. The pro forma effect of this transaction on the September 30, 2001 balance sheet can be found in the financial statements on page F-3.

Principal Services & Markets

Our business operations are classified as one segment that consists of Staffing Services, Engineering Services and Information Technology Services, each reporting to a Division President who reports directly to the Chief Executive Officer and each with its own target market.

Staffing Services includes both personnel placement and employer services such as payrolling, outsourcing, on-site management and administrative services. Payrolling, which is also referred to as employee leasing, typically involves the transfer of a customer's employees to our payroll. Outsourcing represents a growing trend among businesses to contract with third parties to provide a particular function or business department for an agreed price over a designated period. On-site services involve the placement of a Company employee at the customer's place of business to manage all of the customer's temporary staffing requirements. Administrative services include skills testing, drug testing and risk management services. Skills testing available to the Company's customers include cognitive, personality and psychological evaluation and drug testing that is confirmed through an independent, certified laboratory.

Staffing Services can also be segmented by assignment types into supplemental staffing, long-term staffing and project staffing. Supplemental staffing provides workers to meet variability in employee cycles, and assignments typically range from days to months. Long-term staffing provides employees for assignments that typically last three to six months but can sometimes last for years. Project staffing provides companies with workers for a time specific project and may include providing management, training and benefits.

Staffing services are marketed through our on-site sales professionals throughout our nationwide network of offices. Generally, new customers are obtained through customer referrals, telemarketing, advertising and participating in numerous community and trade organizations.

SMARTSolutions™. SMARTSolutions™ is a customized staffing program provided through our staffing services offices designed to reduce labor and management costs and increase workforce efficiency. The programs typically require an eight-week implementation process beginning with an operational assessment of the client's tasks and processes conducted by the SMARTSolutions™ implementation team. The team compiles and analyzes the data and then presents its recommendations to the client's senior management. Together they establish an implementation timeline with target dates and responsibility checklists. Once the timeline is approved, a workforce-training curriculum or SMARTTraining™ Program is developed and implemented by a team of associates headed by the On-site Manager provided by Stratus. Monthly performance is reported to the client through SMARTReports™ that track workforce performance, analyze that performance against the pre-determined goals and adjust programs to meet evolving customer needs.

While SMARTSolutions™ is designed to be most effective in manufacturing, distribution and telemarketing operations, it is marketed to all companies that have at least 50 people dedicated to specific work functions that involve repetitive tasks measurable through worker output and could benefit from proactive workforce management. Since SMARTSolutions™ differs greatly from traditional staffing services, we have developed a national marketing team dedicated strictly to marketing these programs. However, the team utilizes our Staffing Services branch staff to identify companies within their geographic regions that could potentially benefit from a SMARTSolutions™ program. Once identified, the team assumes full responsibility for the sales process. A significant portion of our SMARTSolutions™ clients have been obtained through this process or from "word of mouth" recommendations from current SMARTSolutions™ customers.

Engineering Services require highly specialized and technically skilled employees that demand significantly higher hourly rates than traditional temporary staffing services. Engineering Services augments customers' in-house engineering capability by supplying our engineers as contract labor. We will also take the lead role as the project manager on specific engagements and provide a full range of services that include design requirements, scheduling, drawing and specification management, field supervision and quality assurance. On large engagements, we may take responsibility for specific areas of the engagement only, or supply staff to the project manager.

In addition to staff augmentation, we provide a broad range of project support to Fortune 100 companies, government agencies and educational institutions in electrical engineering, instrumentation and controls, mechanical engineering, piping and pipe support analysis, civil, structural and architectural engineering. We have developed an expertise providing services to utilities and cogeneration facility operators and are qualified to provide staffing services to nuclear power plants. Projects typically last six months to one year and may require the services of several specialized professionals.

The marketing of engineering services is focused primarily on addressing the requirements typical of specific customers. In marketing to potential customers, the engineering sales team identifies the requirements of the customer and promotes services offerings designed to meet those requirements. In addition to personal sales calls, targeted mailings and telephone solicitations, the entire management team promotes our services through cross-selling complementary services to existing customers, submitting bids on "competitive bid" projects and networking through industry trade associations. As is the case with SMARTSolutions™, we anticipate that with the extensive experience of the Engineering Services management team, word of mouth and personal contacts will provide the majority of sales leads.

Stratus Technology Services, LLC. We provide Information Technology ("IT") services throughout our branch network through our affiliate, Stratus Technology Services, LLC ("STS"). STS was formed in November 2000 as a 50/50 joint venture between us and Fusion Business Services, LLC, a New Jersey based technology project management firm, to consolidate and manage the company-wide technology services business into a single entity focused on establishing market share in the IT market. STS markets its services to client companies seeking staff for project staffing, system maintenance, upgrades, conversions, installations, relocations, etc. STS provides broad-based professionals in such disciplines as finance, pharmaceuticals, manufacturing and media and include such job specifications as Desktop Support Administrators, Server Engineers, Programmers, Mainframe IS Programmers, System Analysts, Software Engineers and Programmer Analysts. In addition, STS, through its roster of professionals, can initiate and manage turnkey IT projects and provide outsourced IT support on a twenty-four hour, seven day per week basis.

Business Strategy

The Company's objective is to become a leading provider of staffing services throughout the United States. Key elements of the Company's business strategy include:

FOCUS ON SALES WITHIN THE CLERICAL, LIGHT INDUSTRIAL AND LIGHT TECHNICAL SECTOR. The Company focuses on placing support personnel in markets for clerical, light industrial and light technical temporary staffing. The Company believes that these services are the foundation of the temporary staffing industry, will remain so for the foreseeable future and best leverages the assets and expertise of our Company. The Company also believes that employees performing these functions are, and will remain, an integral part of the labor market in local, regional and national economies around the world. The Company believes that it is well-positioned to capitalize on these business segments because of its ability to attract and retain qualified personnel and its knowledge of the staffing needs of customers.

ENHANCE RECRUITING OF QUALIFIED PERSONNEL. The Company believes that a key component of the Company's success is its ability to recruit and maintain a pool of qualified personnel and regularly place them into desirable positions. The Company uses comprehensive methods to assess, select and, when appropriate, train its temporary employees in order to maintain a pool of qualified personnel to satisfy ongoing customer demand. The Company offers its temporary employees comprehensive benefit, retention and recognition packages, including bonuses, vacation pay, holiday pay and opportunities to participate in the Company's contributory 401(k) plan and is considering a discounted employee stock purchase plan.

EMPHASIZE BUSINESS CORRIDORS. The Company's strategy is to capitalize on its presence along the I-95 business corridor from New York to Delaware and to build market share by targeting small to mid-sized customers, including divisions of Fortune 500 companies. The Company believes that in many cases, such markets are less competitive and less costly in which to operate than the more central areas of metropolitan markets, where a large number of staffing services companies frequently compete for business and occupancy costs are relatively high. In addition, the Company believes that business corridor markets are more likely to provide the opportunity to sell recurring business that is characterized by relatively higher gross margins. The Company focuses on this type of business while also selectively servicing strategic national and regional contracts.

MAINTAIN ENTREPRENEURIAL AND DECENTRALIZED OFFICES WITH STRONG CORPORATE SUPPORT. The Company seeks to foster an entrepreneurial environment by operating each office as a separate profit center, by giving managers and staff considerable operational autonomy and financial incentives. The Company has designed programs to encourage a "team" approach in all aspects of sales and recruiting, to improve productivity and to maximize profits. The Company believes that this structure allows it to recruit and retain highly motivated managers who have demonstrated the ability to succeed in a competitive environment. This structure also allows managers and staff to focus on branch operations while relying on corporate headquarters for support in back-office operations, such as risk management programs and unemployment insurance, credit, collections, advice on legal and regulatory matters, quality standards and marketing.

ENHANCE INFORMATION SYSTEMS. The Company believes its management information systems are instrumental to the success of its operations. The Company's business depends on its ability to store, retrieve, process and manage significant amounts of data. The Company continually evaluates the quality, functionality and performance of its systems in an effort to ensure that these systems meet the operation needs of the Company. During fiscal 2001, the Company completed the implementation and rollout of the Keynote Staffing Business Software System. This AS/400 based system comes complete with a rich automated skill search capability, quality and performance measurement reporting capabilities and user friendly, proactive tools that we believe will improve the level of service our branch offices are capable of delivering.

In addition, we have fully upgraded both our hardware and software at corporate headquarters. Our AS/400 based system is capable of sustaining the user demand with the exponential growth that we are currently experiencing for the next 2-3 years. We are currently implementing a nationwide area network based upon a reliable, secure, inexpensive, and high performance Frame Relay network that has integrated all of our offices onto one internal network linked through our servers at corporate. Once fully completed, all of our branches will share a common server for critical operating data utilized with the Keynote and other back office software systems, as well as having access to other less critical but, mission essential applications, i.e., real-time e-mail and internet access.

The Company believes that its investments in information technology will increase management's ability to store, retrieve, process and manage information. As a result, the Company believes it will be able to improve service to its customers and employees by reducing errors and speeding the resolution of inquiries, while more efficiently allocating resources devoted to developing and maintaining the Company's information technology infrastructure.

CONTROL COSTS THROUGH EMPHASIS ON RISK MANAGEMENT. Workers' compensation and unemployment insurance premiums are significant expenses in the temporary staffing industry. Workers' compensation costs are particularly high in the light industrial sector. Furthermore, there can be significant volatility in these costs. The Company has a dedicated risk management department that has developed risk management programs and loss control strategies that the Company believes will improve management's ability to control these employee-related costs through pre-employment safety training, safety assessment and precautions in the workplace, post-accident procedures and return to work programs. The Company believes that its emphasis on controlling employee-related costs enables branch office managers to price services more competitively and improve profitability.

Growth Strategy

The Company's current growth strategy focuses evenly on a combination of internal growth and strategic external and complementary acquisitions.

INTERNAL GROWTH. A significant element of the Company's growth strategy has been, and continues to be, its focus on internal growth. The Company's internal growth strategy consists of the following:

- Increase Sales and Profitability at Existing Offices. The Company believes that a substantial opportunity exists to increase sales of services and profitability in existing offices. The Company has incentive compensation plans to encourage branch office managers and staff to increase productivity and profits at the branch level while maintaining accountability for costs and collections of accounts receivable. In addition, the Company has maintained its corporate-level branch management function to establish and monitor branch office performance targets and develop programs to support branch operations.

- Expand SMARTSolutions™ and Vendor-on-Premise Programs. The Company has taken advantage of industry trends by continuing to promote its SMARTSolutions™ program and "vendor-on-premises" programs. As of January 18, 2002, the Company had four SMARTSolutions™ sites and vendor-on-premises programs. Under these programs, the Company assumes administrative responsibility for coordinating all essential staffing services throughout a customer's location, including skills testing and training.

- Pursue Expansion by Establishment of New Offices. The Company seeks to open new offices primarily in existing markets to benefit from common area management, cross-marketing opportunities and leveraging of administrative expenses. The Company's corporate and operating management jointly develop expansion plans for new offices based upon various criteria, including market demand, availability of qualified personnel, the regulatory environment in the relevant market and whether a new office would complement or broaden the Company's current geographic network.

PURSUIT OF COMPLEMENTARY AND STRATEGIC ACQUISITIONS. The Company intends to focus on opportunities for growth through acquisitions in existing as well as new markets. The Company made three strategic external acquisitions in fiscal 2001 and is continuously evaluating other potential acquisition opportunities.

In evaluating potential acquisition candidates, the Company focuses on independent staffing companies with a history of profitable operations, a strong management team, a recognized presence in secondary markets and compatible corporate philosophies and culture. The Company has used, and may continue to use, a team approach by making select corporate officers and outside consultants responsible for identifying prospective acquisitions, performing due diligence, negotiating contacts and subsequently integrating the acquired companies. The integration of newly acquired companies generally involves standardizing each company's accounting and financial procedures with those of the Company. Acquired companies typically are brought under the Company's uniform risk management program and key personnel of acquired companies often become part of field management. Marketing, sales, field operations and personnel programs must be reviewed and, where appropriate, conformed to the practices of the Company's existing operations.

Between September 1997 and January 2002 we completed nine acquisitions of primarily staffing companies or divisions of staffing companies. These acquisitions included twenty-nine offices located in six states and collectively generated over $60 million in revenue for the twelve months preceding such acquisitions. Pursuant to our acquisition strategy we made the following purchases:

- In August 1998, we acquired the assets of J.P. Industrial, LLC, a $1 million (in annual revenues) Canby, Oregon based Engineering Services firm. We made this acquisition to expand our presence in the engineering services intensive power generation and paper/wood product industries in the Pacific Northwest.

- In January 1999, we completed the acquisition of the assets of B & R Employment, Inc. ("B & R"), a $4 million (in annual revenues) Wilmington, Delaware based provider of traditional temporary staffing services. This acquisition gave us an immediate presence in the industrial and banking center of Delaware.

- In April 1999, we acquired certain assets of Adapta Services Group, Inc., a single location, $2 million (in annual revenues) New Castle, Delaware based provider of traditional staffing services. This acquisition was an excellent complement to our acquisition of B&R Employment, Inc., gave us full coverage of all of the major Delaware metropolitan areas and provided us with additional quality customers.

- In June 2000, we acquired the assets of the eight New Jersey and Pennsylvania branches of Tandem, a $25 million (in annual revenues) division of Outsource International, Inc. This acquisition greatly expanded our presence in our home state of New Jersey and continued our Mid-Atlantic regional expansion.

- In July 2000, we acquired certain assets of Apoxiforce, Inc., a $1 million (in annual revenues) Elizabeth, New Jersey based provider of traditional staffing services. This acquisition provided us with a strong presence in the commercial food service industry and an excellent customer list. These operations were incorporated into our existing Elizabeth, New Jersey office and the personnel assimilated throughout our New Jersey operations.

- In October 2000 we acquired the assets of seven New Hampshire and Massachusetts branches of Tandem, a $9 million (in annual revenues) division of Outsource International, Inc. This acquisition further continued our East Coast expansion plan and provided us with a platform to further expand our New England presence.

- In January 2001, we acquired certain assets of Cura Staffing Inc. and WorkGroup Professional Services, Inc. sister companies, producing $4.8 million in revenues from offices in Coral Gables and Miami Springs, Florida. This acquisition further expanded our South Florida presence and provided SMARTSolutions™ opportunities.

- In August 2001, we acquired certain assets of the light industrial and clerical businesses of Source One Personnel, Inc., a $15 million Lawrenceville, New Jersey based, closely-held corporation. This acquisition significantly expanded our I-95 corridor coverage in New Jersey and provided inroads into the lucrative Philadelphia suburb market.

- In January 2002, we acquired the assets of the seven Southern California branches of Provisional Employment Services, Inc. a $23 million (in annual revenues) Orange, California based provider of light industrial and clerical staffing services. This acquisition establishes a strong base in Southern California for regional expansion.

Due to these acquisitions, as well as new offices we opened, the number of our offices increased from five in five states after the Royalpar, Inc. acquisition in August 1997 to thirty-two in eight states at January 24, 2002.

Competitive Business Conditions

Staffing companies provide one or more of four basic services to clients: (i) flexible staffing; (ii) Professional Employer Organization ("PEO") services; (iii) placement and search; and (iv) outplacement. Based on information provided by the American Staffing Association (formerly the National Association of Temporary and Staffing Services), the National Association of Professional Employer Organizations and Staffing Industry Analysts, Inc., 2000 staffing industry revenues were approximately $77 billion. Over the past seven years, the staffing industry has experienced significant growth, growing at an average rate of 10% per year largely due to the utilization of temporary help across a broader range of industries, as well as the emergence of the PEO sector. Currently, over 90% of the companies surveyed by the American Staffing Association reported using temporary personnel.

The U.S. staffing industry is highly fragmented and has been experiencing consolidation in recent years, particularly with respect to temporary staffing companies. Recent industry statistics indicate that approximately 7,000 companies provide temporary staffing services in the United States. Many of these companies are small, owner-operated businesses with limited access to capital for development and expansion. We believe that the industry is consolidating in response to:

- The increased demands of companies for a single supplier of a full range of staffing and human resource services;
- Increased competition from larger, better capitalized competitors; and
- Owner's desires for liquidity.

Although some consolidation activity has already occurred, we believe that consolidation in the U.S. staffing industry will continue and that there will be numerous available acquisition candidates.

Historically, the demand for temporary staffing employees has been driven by a need to temporarily replace regular employees. More recently, competitive pressures have forced businesses to focus on reducing costs, including converting fixed labor costs to variable and flexible costs. Increasingly, the use of temporary staffing employees has become widely accepted as a valuable tool for managing personnel costs and for meeting specialized or fluctuating employment requirements. Organizations have also begun using temporary staffing to reduce administrative overhead by outsourcing operations that are not part of their core business operations, such as recruiting, training and benefits administration. By utilizing staffing services companies, businesses are able to avoid the management and administrative costs that would be incurred if full time employees were employed. An ancillary benefit, particularly for smaller business, is that the use of temporary personnel reduces certain employment costs and risks, such as, workers' compensation and medical and unemployment insurance, that a temporary personnel provider can spread over a much larger pool of employees.

In the past decade, the staffing industry has seen an evolution of services move away from "temp help" or supplemental staffing to more permanent staffing relationships. The industry has developed specialization among various sectors and can be classified into four categories: integrated staffing service providers, professional services providers, information technology providers and commodity providers. Integrated staffing services provide a vendor-on-premise, acting as the general contractor managing the workforce and maintaining the payroll. Through this arrangement, providers are able to establish long-term relationships with their customers, reduce cyclicality of employees, and maintain relationships with customers that are less price sensitive. The professional services provider supplies employees in the fields of engineering, finance, legal, accounting and other professions. In general, these services are less cyclical than the light industrial and clerical segments and carry higher margins. Information technology companies offer technical employees to maintain and implement all forms of information systems. The commodity segment of the staffing industry is the traditional temporary employer business in which an employee of the service is placed at the customer for a short period. It is characterized by intense competition and low margins. This sector is most exposed to economic cycles and price competition to win market share. Growth in this segment has been constrained over the past three years due to a competitive labor market for low-end workers.

We compete with other companies in the recruitment of qualified personnel, the development of client relationships and the acquisition of other staffing and professional service companies. A large percentage of temporary staffing and consulting companies are local operators with fewer than five offices and have developed strong local customer relationships within local markets. These operators actively compete with us for business and, in most of these markets, no single company has a dominant share of the market. We also compete with larger, full-service and specialized competitors in national, regional and local markets. The principal national competitors include AccuStaff, Inc., Manpower, Inc., Kelly Services, Inc., The Olsten Corporation, Interim Services, Inc., and Norrell Corporation, all of which may have greater marketing, financial and other resources than Stratus. We believe that the primary competitive factors in obtaining and retaining clients are the number and location of offices, an understanding of clients' specific job requirements, the ability to provide temporary personnel in a timely manner, the monitoring of the quality of job performance and the price of services. The primary competitive factors in obtaining qualified candidates for temporary employment assignments are wages, responsiveness to work schedules and number of hours of work available. We believe our long-term client relationships and strong emphasis on providing service and value to our clients and temporary staffing employees makes us highly competitive.

Customers

During the year ended September 30, 2001 we provided services to 1,917 customers in 27 states. Our five largest customers represented 28% of our revenue but no one customer exceeded 10%. At January 24, 2002 we were providing services to 919 customers in 21 states, with the five largest customers representing 41% of our revenues and no one customer exceeding 10%.

Governmental Regulation

Staffing services firms are generally subject to one or more of the following types of government regulation: (1) regulation of the employer/employee relationship between a firm and its temporary employees; and (2) registration, licensing, record keeping and reporting requirements. Staffing services firms are the legal employers of their temporary workers. Therefore, laws regulating the employer/employee relationship, such as tax withholding and reporting, social security or retirement, anti-discrimination and workers' compensation, govern these firms. State mandated workers' compensation and unemployment insurance premiums have increased in recent years and have directly increased our cost of services. In addition, the extent and type of health insurance benefits that employers are required to provide employees have been the subject of intense scrutiny and debate in recent years at both the national and state level. Proposals have been made to mandate that employers provide health insurance benefits to staffing employees, and some states could impose sales tax, or raise sales tax rates on staffing services. Further increases in such premiums or rates, or the introduction of new regulatory provisions, could substantially raise the costs associated with hiring and employing staffing employees.

Certain states have enacted laws that govern the activities of "Professional Employer Organizations," which generally provide payroll administration, risk management and benefits administration to client companies. These laws vary from state to state and generally impose licensing or registration requirements for Professional Employer Organizations and provide for monitoring of the fiscal responsibility of these organizations. We believe that Stratus is not a Professional Employer Organization and not subject to the laws that govern such organizations; however, the definition of "Professional Employer Organization" varies from state to state and in some states the term is broadly defined. If we are determined to be a Professional Employer Organization, we can give no assurance that we will be able to satisfy licensing requirements or other applicable regulations. In addition, we can give no assurance that the states in which we operate will not adopt licensing or other regulations affecting companies that provide commercial and professional staffing services.

Trademarks

We have filed for Federal Trademark registration of SMARTSolutions, SMARTReport, SMARTTraining, our slogan, name and logo. No assurance can be given that this registration will be obtained or if obtained, will be effective to prevent others from using the mark concurrently or in certain locations. Currently, we are asserting Common Law protection by holding the marks out to the public as the property of Stratus. However, no assurance can be given that this Common Law assertion will be effective to prevent others from using the mark concurrently or in other locations. In the event someone asserts ownership to a mark, we may incur legal costs to enforce any unauthorized use of the marks or defend ourselves against any claims.

Employees

As of September 30, 2001 we were employing 3,044 total employees. Of that amount 186 were classified as Staff employees and 2,858 were classified as field or "temp" employees, those employees placed at client facilities. As of January 24, 2002 those numbers had increased to 3,894; 228 and 3,666, respectively.

A key factor contributing to future growth and profitability will be the ability to recruit and retain qualified personnel. To attract personnel, we employ recruiters, called "Staffing Specialists" who regularly visit schools, churches and professional associations and present career development programs to various organizations. In addition, applicants are obtained from referrals by existing staffing employees and from advertising on radio, television, in the Yellow Pages, newspapers and through the Internet. Each applicant for a Staffing Services position is interviewed with emphasis on past work experience, personal characteristics and individual skills. We maintain software-testing and training programs at our offices for applicants and employees who may be trained and tested at no cost to the applicant or customer. Engineering Services and Management Personnel are targeted and recruited for specific engagements. We usually advertise for professionals who possess specialized education, training or work experience. Engineering Services recruiting efforts also rely upon industry contacts, personal networks and referrals from existing and former Engineering Services personnel.

To promote loyalty and improve retention among our employees and to differentiate ourselves from competing staffing firms, we offer a comprehensive benefits package after only ninety days of employment instead of the industry standard of one hundred eighty days. The benefits package includes paid time off, holiday and vacation time, medical coverage, dental, vision, prescription, mental health, life insurance, disability coverage and a 401(k) defined contribution plan. The average length of assignment for employees ranges from six months to five years depending on the client requirements.

Factors Affecting Future Operating Results

This Form 10-K contains forward-looking statements concerning the Company's future programs, products, expenses, revenue, liquidity and cash needs as well as the Company's plans and strategies. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. Numerous factors could cause actual results to differ significantly from the results described in these forward-looking statements, including the following risk factors.

WE HAVE LIMITED LIQUID RESOURCES AND A HISTORY OF NET LOSSES. At September 30, 2001, current liabilities were approximately $14.5 million and current assets were approximately $13.0 million. The difference of approximately $1.5 million is a working capital deficit which is primarily the result of the losses we had during the last three quarters. We have incurred net losses in recent periods, including net losses of $409,069 in our inception period from August 11, 1997 through September 30, 1997, $2,412,145 in the year ended September 30, 1998, $1,527,043 in the year ended September 30, 1999 and $5,910,457 in the year ended September 30, 2001. Although we had net earnings in the year ended September 30, 2000 of $1,045,910, we can provide no assurance that our operations will be profitable in the future. This situation has also made it difficult for us to make timely payments to our vendors and we can make no assurances that vendors and creditors will not exercise remedies against us. The working capital deficit will remain until additional capital is raised.

POSSIBLE ADVERSE EFFECTS ON FLUCTUATIONS IN THE GENERAL ECONOMY. Demand for the Company's staffing services is significantly affected by the general level of economic activity and unemployment in the United States. Companies use temporary staffing services to manage personnel costs and staffing needs. When economic activity increases, temporary employees are often added before full-time employees are hired. However, as economic activity slows, many companies reduce their utilization of temporary employees before releasing full-time employees. In addition, the Company may experience less demand for its services and more competitive pricing pressure during periods of economic downturn. Therefore, any significant economic downturn could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

UNCERTAIN ABILITY TO CONTINUE AND MANAGE GROWTH. The Company's ability to continue growth will depend on a number of factors, including: (i) the strength of demand for temporary employees in the Company's markets; (ii) the availability of capital to fund acquisitions; (iii) the ability to maintain or increase profit margins despite pricing pressures; and (iv) existing and emerging competition. The Company must also adapt its infrastructure and systems to accommodate growth and recruit and train additional qualified personnel. Furthermore, the United States economy is currently showing signs of an economic slowdown. Should an extended economic slowdown or recession continue, competition for customers in the staffing industry would increase and may adversely impact management's allocation of the Company's resources and result in declining revenues.

RELIANCE ON EXECUTIVE MANAGEMENT. The Company is highly dependent on its senior executives, including Joseph J. Raymond, its Chairman, CEO and President since September 1, 1997; Michael A. Maltzman, Executive Vice President and Chief Financial Officer who has been serving in that capacity since September 1, 1997; and on the other members of its senior management team. The Company entered into an employment agreement with Mr. Raymond effective September 1, 1997 for continuing employment until he chooses to retire or until his death and that agreement remains in effect as written. Employment arrangements with all of the Company's executive officers are at-will. The loss of the services of either Mr. Raymond or Mr. Maltzman and other senior executives or other key executive personnel could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

RELIANCE ON MANAGEMENT INFORMATION SYSTEMS. The Company believes its management information systems are instrumental to the success of its operations. The Company's business depends on its ability to store, retrieve, process and manage significant amounts of data. The Company continually evaluates the quality, functionality and performance of its systems in an effort to ensure that these systems meet the operational needs of the Company. The Company has, in the past, encountered delays in implementing, upgrading or enhancing systems and may, in the future, experience delays or increased costs. There can be no assurance that the Company will meet anticipated completion dates for system replacements, upgrades or enhancements, that such work will be competed in the cost-effective manner, or that such replacements, upgrades and enhancements will support the Company's future growth or provide significant gains in efficiency. The failure of the replacements, upgrades and enhancements to meet these expected goals could result in increased system costs and could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

VARIABILITY OF EMPLOYEE-RELATED COSTS. The Company is responsible for all employee-related expenses for the temporary employees, including workers' compensation, unemployment insurance, social security taxes, state and local taxes and other general payroll expenses. The Company maintains workers' compensation insurance for all claims in excess of a loss cap of $150,000 per incident, except with respect to locations in states where private insurance is to permitted and which are covered by state insurance funds. The Company accrues for workers' compensation costs based upon payroll dollars paid to temporary employees. The accrual rates vary based upon the specific risks associated with the work performed by the temporary employee. At the beginning of each policy year, the Company reviews the overall accrual rates with its outside actuaries and makes changes to the rates as necessary based primarily upon historical loss trends. Periodically, the Company evaluates its historical accruals based on an actuarially developed estimate of the ultimate cost for each open policy year and adjusts such accruals as necessary. These adjustments can either be increases or decreases to workers' compensation costs, depending upon the actual loss experience of the Company. There can be no assurance that the Company's programs to control workers' compensation and other payroll-related expenses will be effective or that loss development trends will not require a charge to costs of services in future periods to increase workers' compensation accruals. Unemployment insurance premiums are set by the states in which the Company's employees render their services. A significant increase in these premiums or in workers' compensation-related costs could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

RISKS RELATED TO CUSTOMERS. As is common in the temporary staffing industry, the Company's engagements to provide services to its customers are generally of a non-exclusive, short-term nature and subject to termination by the customer with little or no notice. During fiscal 2000 and 2001 no single customer of the Company accounted for more than 12% and 10%, respectively, of the Company's sales of services. Nonetheless, the loss of any of the Company's significant customers could have an adverse effect on the Company's business, results of operations, cash flows or financial condition. The Company is also subject to credit risks associated with its trade receivables. During fiscal 2000 and fiscal 2001, the Company incurred costs of $122,500 and $661,000, respectively, for bad debts. Should any of the Company's principal customers default on their large receivables, the Company's business results of operations, cash flows or financial condition could be adversely affected.

VARIABILITY OF OPERATING RESULTS; SEASONALITY. The Company has experienced significant fluctuations in its operating results and anticipates that these fluctuations may continue. Operating results may fluctuate due to a number of factors, including the demand for the Company's services, the level of competition within its markets, the Company's ability to increase the productivity of its existing offices, control costs and expand operations, the timing and integration of acquisitions and the availability of qualified temporary personnel. In addition, the Company's results of operations could be, and have in the past been, adversely affected by severe weather conditions. Moreover, the Company's results of operations have also historically been subject to seasonal fluctuations. Demand for temporary staffing historically has been greatest during the Company's fourth fiscal quarter due largely to the planning cycles of many of its customers. Furthermore, sales for the first fiscal quarter are typically lower due to national holidays as well as plant shutdowns during and after holiday season. These shutdowns and post-holiday season declines negatively impact job orders received by the Company, particularly in the light industrial sector. Due to the foregoing factors, the Company has experienced in the past, and may possibly experience in the future, results of operations below the expectations of public market analysts and investors. The occurrence of such an event could likely have a material adverse effect on the price of the common stock.

ABILITY TO ATTRACT AND RETAIN THE SERVICES OF QUALIFIED TEMPORARY PERSONNEL. The Company depends upon its ability to attract and retain qualified personnel who possess the skills and experience necessary to meet the staffing requirements of its customers. During periods of increased economic activity and low unemployment, the competition among temporary staffing firms for qualified personnel increases. Many regions in which the Company operates have in the past and may continue to experience historically low rates of unemployment and the Company has experienced, and may continue experience, significant difficulties in hiring and retaining sufficient numbers of qualified personnel to satisfy the needs of its customers. Furthermore, the Company may face increased competitive pricing pressures during such periods. While the current economic environment is facing uncertainties, competition for individuals with the requisite skills is expected to remain strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available to the Company in sufficient numbers and on terms of employment acceptable to the Company. The Company must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing customer needs and emerging technologies. Furthermore, a substantial number of the Company's temporary employees during any given year will terminate their employment with the Company to accept regular staff employment with customers of the Company. The inability to attract and retain qualified personnel could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

RELIANCE ON FIELD MANAGEMENT. The Company is dependent on the performance and productivity of its local managers, particularly branch, and regional managers. This loss of some of the Company's key managers could have an adverse effect on the Company's operations, including the Company's ability to establish and maintain customer relationships. The Company's ability to attract and retain business is significantly affected by local relationships and the quality of services rendered by branch, area, regional and zone managerial personnel. If the Company is unable to attract and retain key employees to perform these services, the Company's business, results of operations, cash flows or financial condition could be adversely affected. Furthermore, the Company may be dependent on the senior management of companies that may be acquired in the future. If any of these individuals do to continue in their management roles, there could be material adverse effect on the Company's business, results of operations, cash flows or financial condition.

EMPLOYER LIABILITY RISKS. Providers of temporary staffing services place people in the workplaces of other businesses. An inherent risk of such activity includes possible claims of errors and omissions, discrimination or harassment, theft of customer property, misappropriation of funds, misuse of customers' proprietary information, employment of undocumented workers, other criminal activity or torts, claims under health and safety regulations and other claims. There can be no assurance that the Company will not be subject to these types of claims, which may result in negative publicity and the payment by the Company of monetary damages or fines which, if substantial, could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

NASDAQ DELISTING. There are several requirements for continued listing on the Nasdaq SmallCap Market ("Nasdaq") including, but not limited to, a minimum stock bid price of one dollar per share and $2.5 million in stockholder's equity. As of September 30, 2001 our stockholder's equity was below the Nasdaq requirement and, as a result, our common stock was recently delisted from listing by Nasdaq. Although we are appealing the delisting determination, we can give no assurance that the listing will be reinstated. Our common stock is currently trading on the NASD's OTC Bulletin Board. Delisting from the Nasdaq could adversely affect the liquidity and price of the Company's common stock and it could have a long-term impact on the Company's ability to raise future capital through a sale of its common stock. In addition, it could make it more difficult for investors to obtain quotations or trade this stock.

RISKS RELATED TO ACQUISITIONS. While the Company intends to pursue acquisitions in the future, there can be no assurance that the Company will be able to expand its current market presence or successfully enter other markets through acquisitions. Competition for acquisitions may increase to the extent other temporary services firms, many of which have significantly greater financial resources than the Company, seek to increase their market share through acquisitions. In addition, the Company is subject to certain limitations on the incurrence of additional indebtedness under its credit facilities, which may restrict the Company's ability to finance acquisitions. Further, there can be no assurance that the Company will be able to identify suitable acquisition candidates or, if identified, complete such acquisitions or successfully integrate such acquired businesses into its operations. Acquisitions also involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management's attention and possible adverse effects on earnings resulting from increased goodwill amortization, interest costs and workers' compensation costs, as well as difficulties related to the integration of the acquired businesses, such as retention of management. Furthermore, once integrated, acquisitions may not achieve comparable levels of revenue or profitability as the Company's existing locations. In addition, to the extent that the Company consummates acquisitions in which a portion of the consideration is in the form of common stock, current shareholders may experience dilution. The failure to identify suitable acquisitions, to complete such acquisitions or successfully integrate such acquired businesses into its operations could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

RISK RELATED TO CONVERTIBLE SECURITIES. In December 2000, we raised $1,987,400 by issuing 6% debentures, which are convertible into shares of our common stock. In July 2001, we issued 1,458,933 shares of Series A preferred stock which are convertible into 1,458,933 shares of common stock. If all of the debentureholders convert their debentures into shares of common stock, we will be required to issue no less than 427,398 shares of common stock and, if all the Series A preferred stockholders elect to convert into common stock, we will be required to issue no less than 1,458,933 shares of common stock. If the trading price of the common stock is low when the conversion price of the 6% debentures is determined, we would be required to issue a higher number of shares of common stock, which could cause a further reduction in each of our stockholder's percentage ownership interest. In addition, if a selling shareholder converts our 6% debentures or Series A preferred stock and sells the common stock, this could result in an imbalance of supply and demand for our common stock and a decrease in the market price of our common stock. The further our stock price declines, the further the conversion price of the 6% debentures will fall and the greater the number of shares we will have to issue upon conversion.

ITEM 2. PROPERTIES

We own no real property. We lease approximately 6,300 square feet in a professional office building in Manalapan, New Jersey as our corporate headquarters. That facility houses all of our centralized corporate functions, including the Executive management team, payroll processing, accounting, human resources and legal departments. Our lease expires on September 30, 2002 and we have begun discussions with realtors regarding locating sufficient space. As of September 30, 2001 we leased 35 additional facilities, primarily flexible staffing offices, in 10 states. With the exception of the corporate headquarters, we believe that our facilities are generally adequate for our needs and we do not anticipate any difficulty in replacing such facilities or locating additional facilities, if needed.

ITEM 3. LEGAL PROCEEDINGS

We are involved, from time to time, in routine litigation arising in the ordinary course of business. We do not believe that any currently pending litigation will have a material adverse effect on our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

On April 11, 2000 our registration statement on Form SB-2 (Commission File No. 333-83255) for our initial public offering (the "IPO") of common stock, $.01 par value, became effective and our shares commenced trading on the Nasdaq SmallCap Market under the symbol "SERV" on April 26, 2000. There were approximately 1,144 holders of record of Common Stock as of January 24, 2002, exclusive of directors, officers or other concentrated holdings of 5% or more. The table below sets forth, for the periods indicated, the high and low sales prices of our Common Stock as reported by the Nasdaq Stock Market.

	Sales Prices	
Fiscal Year 2000	**High**	**Low**
Quarter Ended June 30, 2000 (from April 26, 2000)	$9.00	$5.875
Quarter Ended September 30, 2000	7.00	4.25
Fiscal Year 2001	**High**	**Low**
Quarter Ended December 31, 2000	6.75	3.625
Quarter Ended March 31, 2001	4.875	1.3125
Quarter Ended June 30, 2001	2.05	1.16
Quarter Ended September 30, 2001	1.90	1.00

On January 24, 2002, the closing price of our Common Stock as reported by the Nasdaq Stock Market, was $0.90 per share. In February 2002, our common stock was delisted by the Nasdaq Stock Market and commenced trading on the NASD's OTC Bulletin Board. We are appealing the delisitng determination. We have never paid dividends on our Common Stock and we intend to retain earnings, if any, to finance future operations and expansion. In addition, our credit agreement restricts the payment of dividends. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future payment of dividends will depend upon the financial condition, capital requirements and our earnings as well as other factors that the Board of Directors deems relevant.

On August 7, 2001, we issued 400,000 shares of our common stock to Source One Personnel, Inc. ("Source One") in connection with our acquisition of substantially all of the assets, excluding accounts receivable, of Source One. The issuance of the shares was made in reliance upon the exemption provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933 as a transaction not involving a public offering.

Between September 21, 2001 and October 8, 2001 we sold a total of 383,000 shares of our common stock for an aggregate of $410,000 to Charles A. Sahyoun, Jeffrey J. Raymond, Jr., Nicole Raymond, Jake Raymond and Jamie Raymond. The issuance of the shares was made in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering.

Between November 28, 2001 and December 20, 2001 we issued 266,670 shares of our common stock to private investors in our private placement initiated in June 2001. The issuance of the shares was made in reliance upon the exemption provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933 as a transaction not involving a public offering.

On December 28, 2001, we issued 400,000 shares of our common stock to Provisional Employment Solutions, Inc. ("PES") in connection with our acquisition of substantially all of the assets, excluding accounts receivable, of PES. The issuance of the shares was made in reliance upon the exemption provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933 as a transaction not involving a public offering.

During the period between December 2000 and September 30, 2001, we sold $3,643,402 of 6% Convertible Debentures (the "Debentures") in private offerings to accredited investors conducted under Rule 506 of Regulation D. The Debentures mature five years from issuance and are convertible commencing 120 days from issuance into a number of shares of Common Stock which is determined by dividing the principal amount by the lesser of (a) 120% of the closing bid price of Common Stock on the trading day immediately preceding the initial issue date of the Debentures or (b) 75% of the average closing bid price of the Common Stock for the five trading days immediately preceding the conversion. Interest on the Debentures is payable, at the option of the Company, in Common Stock. A five-year warrant to acquire 25,000 shares of Common Stock at an exercise price of $7.50 per share was issued to one of the investors in the offerings.

ITEM 6. SELECTED FINANCIAL DATA.

(In thousands except per share)

	Year Ended September 30, 2001	2000	1999	1998	August 11, 1997 (inception) to September 30, 1997
Operating results:					
Revenues	$ 64,272	$ 41,677	$ 30,043	$ 24,920	$ 2,442
Earnings (loss) from operations	(3,182)	1,579	(518)	(1,873)	(355)
Net earnings (loss)	(5,847)	1,046	(1,527)	(2,412)	(409)
Net earnings (loss) attributable to common stockholders	(5,910)	1,046	(1,527)	(2,412)	(409)
Per share data:					
Net earnings (loss) attributable to common stockholders – basic	$ (.99)	$ .21	$ (.40)	$ (.67)	$ (.20)
Net earnings (loss) attributable to common stockholders – diluted	(.99)	.20	(.40)	(.67)	(.20)
Cash dividends declared	—	—	—	—	—

	Pro forma (1) September 30, 2001	September 30, 2001	2000	1999	1998	1997
Balance sheet data:						
Net working capital (deficiency)	$ 200	$ (1,546)	$ 2,086	$ (3,777)	$ (1,985)	$ (204)
Long-term obligations, including current portion	3,153	3,153	462	1,370	—	365
Convertible debt	1,125	1,125	—	—	—	—
Preferred stock	2,792	2,792	—	—	—	—
Temporary equity	869	869	—	2,138	1,618	343
Stockholders' equity (deficiency)	3,079	1,283	6,799	(3,012)	(3,356)	(500)
Total assets	24,065	22,268	10,318	4,926	1,095	1,310

(1) Pro forma adjustment reflects the sale of the assets of the Engineering Division for net proceeds of $1,496,000 at closing plus additional proceeds to be received of $250,000 on June 30, 2002 and $250,000 on December 31, 2002.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Introduction

We provide a wide range of staffing, engineering and productivity consulting services nationally through a network of offices located throughout the United States. We recognize revenues based on hours worked by assigned personnel. Generally, we bill our customers a pre-negotiated fixed rate per hour for the hours worked by our temporary employees. We are responsible for workers' compensation, unemployment compensation insurance, Medicare and Social Security taxes and other general payroll related expenses for all of the temporary employees we place. These expenses are included in the cost of revenue. Because we pay our temporary employees only for the hours they actually work, wages for our temporary personnel are a variable cost that increases or decreases in proportion to revenues. Gross profit margin varies depending on the type of services offered. Our Engineering Services division typically generates higher margins while the Staffing Services division typically generates lower margins. In some instances, temporary employees placed by us may decide to accept an offer of permanent employment from the customer and thereby "convert" the temporary position to a permanent position. Fees received from such conversions are included in our revenues. Selling, general and administrative expenses include payroll for management and administrative employees, office occupancy costs, sales and marketing expenses and other general and administrative costs.

Results of Operations

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

Revenues. Revenues increased 54.2% to $64,271,705 for the year ended September 30, 2001 from $41,676,587 for the year ended September 30, 2000. Revenues increased primarily as a result of acquisitions.

Gross Profit. Gross profit increased 26.3% to $13,250,092 for the year ended September 30, 2001 from $10,493,909 for the year ended September 30, 2000 primarily as a result of increased revenues attributable to acquisitions. Gross profit as a percentage of revenues decreased to 20.6% for the year ended September 30, 2001 from 25.2% for the year ended September 30, 2000. This decrease was due to lower gross profit percentages realized by the acquired businesses as compared to our historical gross profit percentages.

Selling, General and Administrative Expenses. Selling, general and administrative expenses not including depreciation and amortization increased 69.0% to $14,442,893 for the year ended September 30, 2001 from $8,547,788 for the year ended September 30, 2000. Selling, general and administrative expenses as a percentage of revenues increased to 22.5% for the year ended September 30, 2001 from 20.5% for the year ended September 30, 2000. The increases are primarily attributable to costs associated with the integration of the acquisitions, an increase in credit losses and additional management and other costs in anticipation of future growth and acquisitions.

Loss on Impairment of Goodwill. We periodically determine if there has been a permanent impairment of goodwill. In this connection, we recorded an impairment loss of $700,000 in the year ended September 30, 2001.

Other Charges. During the year ended September 30, 2001, we wrote off costs associated with discontinued negotiations to sell the Engineering Division and discontinued efforts to make certain acquisitions. We also wrote off costs we incurred in connection with various financing not obtained and costs associated with closed offices. The total of all these costs was $519,801.

Depreciation and Amortization. Depreciation and amortization expenses increased 109.5% to $768,994 for the year ended September 30, 2001 from $367,129 for the year ended September 30, 2000. Depreciation and amortization expenses as a percentage of revenues increased to 1.2% for the year ended September 30, 2001 from 0.9% for the year ended September 30, 2000. These increases were primarily due to the amortization of goodwill associated with acquisitions and the impact of increased capital expenditures.

Finance Charges. Finance charges were the amounts charged under an agreement with a factor, which was terminated on December 12, 2000. Finance charges decreased 83.7% to $100,934 for the year ended September 30, 2001 from $618,134 for the year ended September 30, 2000. As a percentage of revenues, finance charges decreased to 0.2% for the year ended September 30, 2001, from 1.5% for the year ended September 30, 2000. This decrease was due to the agreement being terminated December 12, 2000.

Interest and Financing Costs. Interest and financing costs increased to $2,176,964 for the year ended September 30, 2001 from $300,892 for the year ended September 30, 2000. Included in the amount for the year ended September 30, 2001 is $1,213,747, which is the portion of the discount on the beneficial conversion feature of convertible debt issued during the year and $135,374 of costs we incurred in connection with the issuance of the convertible debt. Interest and financing costs, not including these debt costs, as a percentage of revenue increased to 3.4% for the year ended September 30, 2001 from 0.7% for the year ended September 30, 2000. The increase was primarily attributable to the line of credit agreement which replaced the agreement with the factor (see "Finance Changes" above) on December 12, 2000.

Income Tax (Benefit). Income tax benefit of $340,000 for the year ended September 30, 2000 is the result of the utilization of a portion of the net operating loss carryforwards. Income tax expense for the year ended September 30, 2001 is the result of a change in judgment about the realizability of deferred tax assets.

Net Earnings (Loss) and Net Earnings (Loss) Attributable to Common Stockholders. As a result of the foregoing, we had a net loss and net loss attributable to common stockholders of ($5,847,457) and ($5,910,457), respectively, for the year ended September 30, 2001 compared to net earnings and net earnings attributable to common stockholders of $1,045,910 for the year ended September 30, 2000. The net loss as a percentage of revenues was (9.1%) for the year ended September 30, 2001. The net earnings for the year ended September 30, 2000 as a percentage of revenues was 2.5%.

Year Ended September 30, 2000 Compared to Year Ended September 30, 1999

Revenues. Revenues increased 38.7% to $41,676,587 for the year ended September 30, 2000 from $30,042,751 for the year ended September 30, 1999. A significant portion of the increase was attributable to the growth of our SMARTSolutions™ division where revenues increased 108.1% to $14,443,057 for the year ended September 30, 2000 from $6,938,887 for the year ended September 30, 1999.

Gross Profit. Gross profit increased 55.8% to $10,493,909 for the year ended September 30, 2000 from $6,736,497 for the year ended September 30, 1999. Gross profit as a percentage of revenues increased to 25.2% for the year ended September 30, 2000 from 22.4% for the year ended September 30, 1999. This increase was due to continuing our plan to seek higher gross margin business and the higher margins generated by our SMARTSolutions™ and Engineering divisions.

Selling, General and Administrative Expenses. Selling, general and administrative expenses not including depreciation and amortization increased 21.1% to $8,547,788 for the year ended September 30, 2000 from $7,057,631 for the year ended September 30, 1999. Selling, general and administrative expenses as a percentage of revenues decreased to 20.5% for the year ended September 30, 2000 from 23.5% for the year ended September 30, 1999. The increased dollar amount is due to the increase in costs, primarily for personnel, to support the increase in revenues.

Depreciation and Amortization. Depreciation and amortization expenses increased 86.5% to $367,129 for the year ended September 30, 2000 from $196,818 for the year ended September 30, 1999. Depreciation and amortization expenses as a percentage of revenues increased to 0.9% for the year ended September 30, 2000 from 0.7% for the year ended September 30, 1999. This increase was primarily due to the amortization of goodwill associated with the acquisition in June 2000 and the impact of increased capital expenditures.

Finance Charges. Finance charges decreased 14.4% to $618,134 for the year ended September 30, 2000 from $722,020 for the year ended September 30, 1999. As a percentage of revenues, finance charges decreased to 1.5% for the year ended September 30, 2000 from 2.4% for the year ended September 30, 1999. This decrease was due to improved collections, which reduced the average days outstanding of the accounts receivable sold.

Income Tax Benefit. Income tax benefit of $340,000 for the year ended September 30, 2000 is the result of the utilization of a portion of the net operating loss carryforwards. As a percentage of revenue, income tax benefit was 0.8%.

Net Earnings (Loss) and Net Earnings (Loss) Attributable to Common Stockholders. As a result of the foregoing, we had net earnings and net earnings attributable to common stockholders of $1,045,910 for the year ended September 30, 2000 compared to a net loss and net loss attributable to common stockholders of ($1,527,043) for the year ended September 30, 1999. The net earnings as a percentage of revenues was 2.5% for the year ended September 30, 2000. The net loss for the year ended September 30, 1999 as a percentage of revenues was (5.1%).

Liquidity and Capital Resources

At September 30, 2001, we had limited liquid resources. Current liabilities were approximately $14.5 million and current assets were approximately $13.0 million. The difference of approximately $1.5 million is a working capital deficit which is primarily the result of the losses we had during the last three quarters. This situation has also made it difficult for us to make timely payments to our vendors.

We believe that our liquidity position is currently manageable, but the working capital deficit will remain until additional capital is raised.

On January 24, 2002 were entered into an agreement to sell the assets of our Engineering Division. Approximately $1,796,000 of working capital will be received by us and be available to eliminate our working capital deficit if the sale is consummated.

Net cash used in operating activities was $2,405,464 and $1,624,452 in the years ended September 30, 2001 and 2000, respectively. The change in operating cash flow was primarily a result of a net increase of $3,159,746 in net (loss) adjusted by non-cash items, including depreciation, amortization and imputed interest. This change was substantially offset by the increase in accounts payable and accrued expenses which was attributable to insufficient cash to reduce these balances. Approximately $1,200,000 of the net proceeds from the initial public offering (IPO) in April 2000 was used to reduce trade and other payables in the year ended September 30, 2000.

Net cash used in investing activities was $2,032,021 and $1,955,343 in the years ended September 30, 2001 and 2000, respectively. Cash used for acquisitions was $1,218,674 and $1,053,868 in the years ended September 30, 2001 and 2000, respectively. The balance in both periods was primarily for capital expenditures.

Net cash provided by financing activities was $3,578,585 and $4,187,445 in the years ended September 30, 2001 and 2000, respectively. We had net borrowings of $2,065,156 under the line of credit obtained on December 12, 2000. We also received net proceeds less redemptions of $441,356 from the issuance of convertible debt and $1,412,772 from the sale of our common stock in the year ended September 30, 2001. We used $265,125 to purchase treasury stock and $320,394 to reduce our notes payable acquisitions in the year ended September 30, 2001. Net proceeds of the IPO in the year ended September 30, 2000 were $6,034,169, of which $1,125,000 was used to repay notes and loans payable and $350,000 was used to purchase treasury stock.

Our principal uses of cash are to fund temporary employee payroll expense and employer related payroll taxes; investment in capital equipment; start-up expenses of new offices; expansion of services offered; and costs relating to other transactions such as acquisitions. Temporary employees are paid weekly.

During the year ended September 30, 2001, we sold $3,643,402 of 6% convertible debentures in private offerings. The debentures mature five years from issuance and are convertible commencing 120 days from issuance into a number of shares, which is determined by dividing the principal amount by the lesser of (a) $4.65 or (b) 75% of the average closing bid price of the common stock for the five trading days immediately preceding the conversion. We recorded interest expenses of approximately $1.2 million for the beneficial conversion feature of the convertible debt in the year ended September 30, 2001. As of September 30, 2001, $1,125,399 of the 6% convertible debentures were outstanding.

On December 12, 2000, we entered into a loan and security agreement with a lending institution which replaced our prior factoring arrangement and provides for a line of credit up to 90% of eligible accounts receivable, as defined, not to exceed $12,000,000. Advances under the credit agreement bear interest at a rate of prime plus one and one-half percent (1½ %). The credit agreement restricts our ability to incur other indebtedness, pay dividends and repurchase stock. Borrowings under the agreement are collateralized by substantially all of our assets. As of September 30, 2001, $7,306,581 was outstanding under the credit agreement. The agreement expires June 12, 2002.

Because we have a working capital deficit, we need to raise additional capital to continue our operations. We anticipate that the sale of the Engineering Services Division, if completed, will provide the capital necessary to eliminate the working capital deficit. In addition, we are currently seeking sources of capital to eliminate the working capital deficit. There can be no assurance that we will be able to obtain additional capital at acceptable rates. If we cannot raise additional capital, we will seek other alternatives such as the sale of assets.

Seasonality

Our business follows the seasonal trends of our customers business. Historically, Staffing Services has experienced lower revenues in the first calendar quarter with revenues accelerating during the second and third calendar quarters and then staring to slow again during the fourth calendar quarter.

SMARTSolutions™ and Engineering Services do not experience the same level of seasonality associated with Staffing Services.

Impact of Inflation

We believe that since our inception, inflation has not had a significant impact on our results of operations.

Impact of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations". SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also requires that acquired intangible assets be recognized as assets apart from goodwill if they meet one of the two specified criteria. Additionally, the statement adds certain disclosure requirements to those required by APB 16, including disclosure of the primary reasons for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. This statement is required to be applied to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is prohibited. The adoption of SFAS No. 141 did not have an impact on our financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142, which must be applied to fiscal years beginning after December 15, 2001, modifies the accounting and reporting of goodwill and intangible assets. The pronouncement requires entities to discontinue the amortization of goodwill, reallocate all existing goodwill among its reporting segments based on criteria set by SFAS No. 142 and perform initial impairment tests by applying a fair-value-based analysis on the goodwill in each reporting segment. Any impairment at the initial adoption date shall be recognized as the effect of a change in accounting principle. Subsequent to the initial adoption, goodwill shall be tested for impairment annually or more frequently if circumstances indicate a possible impairment.

Under SFAS No. 142, entities are required to determine the useful life of other intangible assets and amortize the value over the useful life. If the useful life is determined to be indefinite, no amortization will be recorded. For intangible assets recognized prior to the adoption of SFAS No. 142, the useful life should be reassessed. Other intangible assets are required to be tested for impairment in a manner similar to goodwill. At September 30, 2001, the Company's goodwill was approximately $7,815,000, and annual amortization of such goodwill was approximately $341,000. The Company expects to adopt SFAS No. 142 during its first fiscal quarter of fiscal 2003. Because of the extensive effort required to comply with the remaining provisions of SFAS Nos. 141 and 142, we cannot reasonably estimate the impact on its financial statements of these provisions beyond discontinuing amortization.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

We are subject to the risk of fluctuating interest rates in the ordinary course of business for borrowings under our Loan and Security Agreement with Capital Tempfunds, Inc. This credit agreement provides for a line of credit up to 90% of eligible accounts receivable, not to exceed $12,000,000. Advances under this credit agreement bear interest at a rate of prime plus one and one-half percent (1-1/2%).

We are also exposed to equity price risk on our investment in enterpriseAsia.com, a publicly-traded foreign company. We do not attempt to reduce or eliminate our market exposure on this investment.

We believe that our business operations are not exposed to market risk relating to foreign currency exchange risk or commodity price risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The response to this item is submitted in a separate section of this report commencing on Page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

No change in accountants or disagreement requiring disclosure pursuant to applicable regulations took place within the reporting period or in any subsequent interim period.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTIONS 16(c) OF THE EXCHANGE ACT.

The Board of Directors and Officers

The name and age of each the directors and the executive officers of the Company and their respective positions with the Company are set forth below. Additional biographical information concerning each of the nominees and the executive officers follows the table.

Name	Age	Position
Joseph J. Raymond	66	Chairman of the Board, President and Chief Executive Officer
Michael J. Rutkin	50	Director
Harry Robert Kingston	77	Director
Donald W. Feidt	70	Director
Sanford I. Feld	71	Director
Charles A. Sahyoun	50	President, Engineering Division
Michael A. Maltzman	54	Chief Financial Officer and Treasurer
J. Todd Raymond	33	General Counsel and Corporate Secretary

Set forth below is certain biographical information with respect to the nominees for election to the Board of Directors.

Joseph J. Raymond has served as Chairman of the Board and Chief Executive Officer of Stratus since its inception in 1997. Prior thereto, he served as Chairman of the Board, President and Chief Executive Officer of Transworld Home Healthcare, Inc. (NASDAQ:TWHH), a provider of healthcare services and products, from 1992 to 1996. From 1987 through 1997, he served as Chairman of the Board and President of Transworld Nurses, Inc., a provider of nursing and paraprofessional services, which was acquired by Transworld Home Healthcare, Inc. in 1992.

Michael J. Rutkin has served as a Director of Stratus since November 1997 and was Chief Operating Officer and President from March 1997 to October 1998. Since November 1998, Mr. Rutkin has served as General Manager/Chief Executive Officer of Battleground Country Club. From 1996 to 1998, Mr. Rutkin served as Vice President of Transworld Management Services, Inc. From February 1993 to October 1996, he served as Chief Operating Officer of HealthCare Imaging Services, Inc. Prior thereto, Mr. Rutkin was the Executive Vice President of Advanced Diagnostic Imaging from February 1987 to February 1993. From March 1981 to September 1984, he served as Director of New Business Development for the United States Pharmaceutical Division of CIBA-Geigy. Mr. Rutkin is the brother-in-law of Joseph J. Raymond.

Harry Robert Kingston has served as a Director of Stratus since November 1997. From 1977 until his retirement in 1989, he served as the President and Chief Executive Officer of MainStream Engineering Company, Inc., an engineering staffing firm located in California . From 1965 to 1968, he served as President and Partner of VIP Engineering Company, a subsidiary of CDI Corporation, a staffing and engineering services business. From 1968 to 1977, Mr. Kingston served as Vice President for CDI Corporation.

Donald W. Feidt has served as a Director of Stratus since November 1997. From 1987 to December 1998, Mr. Feidt was a Managing Partner of Resource Management Associates, an information technology consulting company. Since December 1998, Mr. Feidt has served as a Vice President to the Chief Executive Officer of Skila Inc., a global web-based business intelligence platform company providing services to the medical industry.

Sanford I. Feld has served as a Director of the Company since November 1997. Mr. Feld is currently president of Leafland Associates, Inc., an advisor to Feld Investment and Realty Management, a real estate development and management company. He also serves as Chairman of Flavor and Food Ingredients, a private savory and flavor company. From 1973 to 1979, he served as Director of the Chelsea National Bank of New York City.

Charles A. Sahyoun has served as President of Stratus' Engineering Services Division since December 1997. From September 1988 to December 1997, he was employed in various capacities with Day & Zimmerman Utilities Services Group, Inc., an engineering and design services company, including Vice President of Business Development. Mr. Sahyoun is a cousin of Joseph J. Raymond.

Michael A. Maltzman has served as Treasurer and Chief Financial Officer of Stratus since September 1997 when it acquired the assets of Royalpar Industries, Inc. Mr. Maltzman served as a Chief Financial Officer of Royalpar, which filed for protection under United States Bankruptcy Code in 1997, from April 1994 to August 1997. From June 1988 to July 1993, he served as Vice President and Chief Financial Officer of Pomerantz Staffing Services, Inc., a national staffing company. Prior thereto, he was a Partner with Eisner & Lubin, a New York accounting firm. Mr. Maltzman is a Certified Public Accountant.

J. Todd Raymond has served as General Counsel and Secretary of the Company since September 1997. From December 1994 to January 1996, Mr. Raymond was an associate and managing attorney for Pascarella & Oxley, a New Jersey general practice law firm. Prior thereto, Mr. Raymond acted as in-house counsel for Raymond & Perri, an accounting firm. From September 1993 to September 1994, Mr. Raymond was an American Trade Policy Consultant for Sekhar-Tunku Imran Holdings Sdn Berhad, a Malaysian multi-national firm. He is the nephew of Joseph J. Raymond.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of such forms it has received, the Company believes that all of its executive officers, directors and greater than ten percent stockholders complied with all filing requirements applicable to them with respect to events or transactions during fiscal 2001, except that each of Joseph J. Raymond, Charles Sahyoun, Michael A. Maltzman, J. Todd Raymond, Sanford I. Feld and Donald W. Feidt are late in filing the Forms 5 which were due for filing in November 2001.

ITEM 11. EXECUTIVE COMPENSATION.

The following table provides certain summary information regarding compensation paid by the Company during the fiscal years ended September 30, 1999, 2000 and 2001 to the Chief Executive Officer of the Company and to each of the Company's other two most highly paid executive officers who earned compensation of $100,000 or more in fiscal 2001 (together with the Chief Executive Officer, the "Named Executive Officers"):

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary($)	Bonus ($)	Number of Shares Underlying Stock Options (#)
Joseph J. Raymond	2001	175,000	—	1,000,000
Chairman and Chief Executive	2000	127,855	25,900	1,102,115
Officer	1999	53,846	—	—
Michael A. Maltzman	2001	165,000	—	200,000
Treasurer and Chief Financial	2000	155,039	21,975	102,115
Officer	1999	145,550	7,500	—
Charles Sahyoun	2001	190,577	115,000	200,000
President, Engineering Services	2000	160,962	54,400	102,115
Division	1999	159,284	—	—

Directors' Compensation

Directors who are employees of the Company are not compensated for serving on the Board of Directors. Non-employee directors are paid a fee of $1,000 per Board of Directors or committee meeting attended in person and $500 for telephonic attendance.

Employment Agreements

In September 1997, the Company entered into an employment agreement (the "Raymond Agreement") with Joseph J. Raymond, Chairman and Chief Executive Officer, which had an initial term that expired in September 2000. The Raymond Agreement has been extended through September, 2002. Pursuant to the Raymond Agreement and subsequent amendments, Mr. Raymond is entitled to a minimum annual base salary of $175,000 which is reviewed periodically and subject to such increases as the Board of Directors, in its sole discretion, may determine. During the term of the Raymond Agreement, if Stratus is profitable, Mr. Raymond is entitled to a bonus/profit sharing award equal to .4% of Stratus' gross margin, but not in excess of 100% of his base salary. If Stratus is not profitable, he is entitled to a $10,000 bonus. Mr. Raymond is eligible for all benefits made available to senior executive employees, and is entitled to the use of an automobile.

In the event Stratus terminates Mr. Raymond without "Good Cause", Mr. Raymond will be entitled to severance compensation equal to 2.9 times his base salary then in effect plus any accrued and unpaid bonuses and unreimbursed expenses. As defined in the Raymond Agreement "Good Cause" shall exist only if Mr. Raymond:

- willfully or repeatedly fails in any material respect to perform his obligations under the Raymond Agreement, subject to certain opportunities to cure such failure;
- is convicted of a crime which constitutes a felony or misdemeanor or has entered a plea of guilty or no contest with respect to a felony or misdemeanor during his term of employment;
- has committed any act which constitutes fraud or gross negligence;
- is determined by the Board of Directors to be dependent upon alcohol or drugs; or
- breaches confidentiality or non-competition provisions of the Raymond Agreement.

Mr. Raymond is also entitled to severance compensation in the event that he terminates the Raymond Agreement for "Good Reason" which includes:

- the assignment to him or any duties inconsistent in any material respect with his position or any action which results in a significant diminution in his position, authority, duties or responsibilities;
- a reduction in his base salary unless his base salary is, at the time of the reduction, in excess of $200,000 and the percentage reduction does not exceed the percentage reduction of gross sales of Stratus over the prior twelve month period;
- Stratus requires Mr. Raymond to be based at any location other than within 50 miles of Stratus' current executive office location; and
- a Change in Control of Stratus, which includes the acquisition by any person or persons acting as a group of beneficial ownership of more than 20% of the outstanding voting stock of Stratus, mergers or consolidations of Stratus which result in the holders of Stratus' voting stock immediately before the transaction holding less than 80% of the voting stock of the surviving or resulting corporation, the sale of all or substantially all of the assets of Stratus, and certain changes in the Stratus Board of Directors.

In the event that the aggregate amount of compensation payable to Mr. Raymond would constitute an "excess parachute payment" under the Internal Revenue Code of 1986, as amended (the "Code"), then the amount payable to Mr. Raymond will be reduced so as not to constitute an "excess parachute payment." All severance payments are payable within 60 days after the termination of employment.

Mr. Raymond has agreed that during the term of the Raymond Agreement and for a period of one year following the termination of his employment, he will not engage in or have any financial interest in any business enterprise in competition with Stratus that operates anywhere within a radius of 25 miles of any offices maintained by the Company as of the date of the termination of employment.

The Company entered into employment agreements with each of the other two (2) officers named in the Executive Compensation table set forth above. The agreements with Mr. Sahyoun and Mr. Maltzman provide for base salaries of $165,000 and $146,000, respectively. The agreement with Mr. Sahyoun entitles him to a profit sharing award equal to 10% of the Engineering Services Division's pre-tax income, but not in excess of his base salary. Mr. Maltzman is entitled to profit sharing awards based upon the Company's overall profitability. Each of these agreements is terminable by any party at any time without cause. However, in the event that either of these agreements are terminated by the Company without cause or by the executive with good reason, the executive will be entitled to a severance payment equal to the greater of one month's salary for each year worked or three months salary. In addition, the Company will pay the executive any earned but unused vacation time and any accrued but unpaid profit sharing. The Company is also required to maintain insurance and benefits for a terminated executive during the severance period.

Option Grants

Shown below is further information with respect to grants of stock options in fiscal 2001 to the Named Officers by the Company which are reflected in the Summary Compensation Table set forth under the caption "Executive Compensation."

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5%	10%
Joseph J. Raymond......	1,000,000 (1)	50.0%	$1.10	4/3/11	$ 528,900	$ 1,753,070
Michael A. Maltzman .	200,000 (2)	20.0	1.10	4/3/11	105,780	350,614
Charles Sahyoun	200,000 (3)	20.0	1.10	4/3/11	105,780	350,614

(1) 500,000 of these options are exercisable cumulatively in two (2) equal annual installments, commencing on the date of the grant; 500,000 are exercisable cumulatively in five (5) equal annual installments, commencing on the date of the grant.
(2) These options are exercisable cumulatively in two (2) equal annual installments, commencing on the date of the grant.
(3) These options, which were exercisable in two equal annual installments commencing on the date of grant, have been forfeited.

Option Exercises and Fiscal Year-End Values

Shown below is information with respect to options exercised by the Named Executive Officers during fiscal 2001 and the value of unexercised options to purchase the Company's Common Stock held by the Named Executive Officers at September 30, 2001.

			Number of Securities Underlying Unexercised Options Held At FY-End (#)		Value of Unexercised In-The-Money Options At FY-End ($)(1)	
Name	Shares Acquired on Exercise(#)	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph J. Raymond......	—	—	593,782	1,475,000	$ 0	$ 0
Charles Sahyoun	—	—	210,448	175,000	0	0
Michael A. Maltzman .	—	—	210,448	175,000	0	0

No options were exercised by the Named Executive Officers during the fiscal year ended September 30, 2001.

(1) Represents market value of shares covered by in-the-money options on September 30, 2001. The closing price of the Common Stock on such date was $1.00. Options are in-the-money if the market value of shares covered thereby is greater than the option exercise price.

ITEM 12. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information, as of January 18, 2001 with respect to the beneficial ownership (as defined in Rule 13d-3) of the Company's Common Stock by each director and nominee for director, each of the Named Executive Officers (as defined in the section captioned "Executive Compensation") who is currently an officer of the Company and by all directors and executive officers as a group. Except as set forth in the footnotes to the table, the stockholders have sole voting and investment power over such shares.

	Common Stock		Preferred Stock	
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Artisan.com Limited	1,988,039 (1)	18.9%	850,837 (2)	58.3%
Joseph J. Raymond	1,650,837 (3)	14.9	850,837 (4)	58.3
Griffin Securities (5)	608,096 (6)	5.9	608,096	41.7
Charles A. Sahyoun	415,448 (7)	4.2		
Michael A. Maltzman	257,116 73)	2.6		
Michael J. Rutkin	213,075 (8)	2.2		
Sanford I. Feld	57,834 (9)	(10)		
H. Robert Kingston	43,333(11)	(10)		
Donald W. Feidt	30,000(11)	(10)		
All Directors and Executive Officers as a Group (8 persons)(2)(3)(4)(5)(7)(8) (9), 11) and (12)	2,809,179	24.6%	850,837	58.3%

(1) Includes 850,837 shares of Common Stock issuable upon the conversation, at the holders option, of an equal number of shares of Preferred Stock which are held by Artisan (UK) plc, the parent company of Artisan.com Limited. Artisan (UK) plc has granted Joseph J. Raymond a proxy to vote these shares as described in note 3 below.

(2) These shares are held by Artisan (UK) plc, the parent company of Artisan.com Limited. Artisan (UK) plc has granted Joseph J. Raymond a proxy to vote these shares as described in note 3 below.

(3) Includes 850,837 shares of Common Stock issuable upon conversion, at the holder's option, of an equal number of shares of Preferred Stock, which are subject to a proxy granted by Artisan (UK) plc which gives Mr. Raymond the right to vote these shares until July 2004 provided that he remains Chairman of the Company's Board of Directors. Also, includes 593,782 shares of Common Stock subject to options that are currently exercisable or may become exercisable within 60 days of January 18, 2002. Excludes 1,475,000 shares subject to options that are not vested or exercisable within 60 days of January 18, 2001.

(4) Includes 850,837 shares of Preferred Stock which are subject to a proxy granted to Artisan (UK) plc which gives Mr. Raymond the right to vote these shares until July 2004 provided that he remains Chairman of the Company's Board of Directors.

(5) Stephen Dean is the Chairman and a significant shareholder of each of Artisan (UK) plc and Cater Barnard plc which indirectly owns 36% of Griffin Securities. In addition, Mr. Dean is a director of Griffin Securities.

(6) Includes 608,096 shares of Common Stock issuable upon conversion of an equal number of shares of Preferred Stock.

(7) Includes 210,448 shares subject to currently exercisable stock options. Excludes 175,000 shares subject to options that are not vested or exercisable within 60 days of January 18, 2001.

(8) Includes 30,000 shares held by the children of Michael Rutkin living in his household and 10,000 shares held by his wife.

(9) Includes 49,167 shares subject to currently exercisable stock options and warrants.

(10) Shares beneficially owned do not exceed 1% of the Company's outstanding Common Stock.

(11) Includes 10,000 shares subject to current exercisable options.

(12) Includes 114,782 shares that are beneficially owned by J. Todd Raymond, the Company's General Counsel and Corporate Secretary, including 88,782 shares subject to currently exercisable options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.

Jeffrey J. Raymond, the son of the Company's Chairman and Chief Executive Officer, serves as a consultant to the Company pursuant to an agreement which requires him to supervise the collection of certain accounts receivable, to use his best efforts to maintain relationships with certain clients and to assist in due diligence investigations of acquisitions of other companies. Total consulting fees paid to Jeffrey Raymond were $281,000 in fiscal 2001.

During fiscal 2000, the Company paid consulting fees of $119,000 to RVR Consulting, Inc., a corporation of which Joseph J. Raymond, Jr., the son of Joseph J. Raymond, the Company's Chairman and Chief Executive Officer, is an officer and 50% shareholder.

In November 2000, the Company formed the Stratus Technology Services, LLC joint venture with Fusion Business Services, LLC. Jamie Raymond, son of Joseph J. Raymond, Chairman & CEO, is the managing member of both Fusion and STS, and J. Todd Raymond, Secretary and General Counsel, holds a minority interest in Fusion.

Between September 21, 2001 and October 8, 2001 we sold a total of 383,000 shares of our common stock to Charles A. Sahyoun, Jamie Raymond, the son of Joseph J. Raymond and three grandchildren of Joseph J. Raymond. The purchase price of the shares acquired by these individuals ranged from $.93 to $1.43.

All prior and ongoing material transactions with related parties have been reviewed and/or ratified by a majority of the Company's independent, disinterested directors. The Company anticipates that from time to time it will enter into additional transactions with related parties. However, all future material transactions with related parties will be entered into on terms that are no less favorable than those that can be obtained from unaffiliated third parties. At all times, the Company's directors have access to the Company's counsel to discuss Company related issues.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

		Page
(a)	Financial statements and financial statement schedules. Reference is made to Index of Financial Statements and Financial Statement Schedules hereinafter contained.	F-1

(b) Reports on Form 8-K

On June 30, 2000 we filed a Form 8-K announcing the purchase of certain assets of the New Jersey and Pennsylvania Tandem Division of Outsource International of America, Inc.

On October 27, 2000 we filed a Form 8-K announcing the purchase of certain assets of the New England Tandem Division of Outsource International of America, Inc.

On August 9, 2001 we filed a Form 8-K announcing the purchase of certain assets of Source One Personnel, Inc.

On January 3, 2002 we filed a Form 8-K announcing the purchase of certain assets of Provisional Employment Solutions, Inc.

(c) Exhibits

Number	Description
2.1	Asset Purchase Agreement, dated July 9, 1997, among Stratus Services Group, Inc. and Royalpar Industries, Inc., Ewing Technical Design, Inc., LPL Technical Services, Inc. and Mainstream Engineering Company, Inc., as amended by Amendment No. 1 to the Asset Purchase Agreement, dated as of July 29, 1997. (1)
2.2	Asset Purchase Agreement, effective January 1, 1999, by and between Stratus Services Group, Inc. and B&R Employment Inc. (1)
2.3	Asset Purchase Agreement, dated June 16, 2000, by and between Stratus Services Group, Inc. and OutSource International of America, Inc. (5)
2.4	Asset Purchase Agreement, dated October 13, 2000, by and between Stratus Service Group, Inc. and OutSource International of America, Inc. (6)
2.5	Asset Purchase Agreement, dated January 2, 2001, by and between Stratus Services Group, Inc. and Cura Staffing Inc. and Professional Services, Inc. (filed with the Form 10-K being amended by this 10-K/A).
2.6	Asset Purchase Agreement, dated July 27, 2001, by and between Stratus Services Group, Inc. and Source One Personnel, Inc. (8)
2.7	Asset Purchase Agreement, dated December 27, 2001, by and between Stratus Services Group, Inc. and Provisional Employment Solutions, Inc. (9)
2.8	Asset Purchase Agreement, dated as of January 24, 2002 among the Company, SEP LLC, Charles Sahyoun, Sahyoun Holdings, LLC and SEA Consulting Services Corporation (filed herewith). Information has been omitted from this exhibit and is subject to a request for confidential treatment.
3.1	Amended and Restated Certificate of Incorporation of the Registrant. (1)
3.1.1	Certificate of Designation, Preferences and Rights of Series A Preferred Stock. (10)
3.2	By-Laws of the Registrant. (2)

4.1.1	Specimen Common Stock Certificate of the Registrant .(1)
4.1.2	Form of 6% Convertible Debenture. (11)
4.1.3	Specimen Series A Preferred Stock Certificate of the Registrant. (filed with the Form 10-K being amended by this 10-K/A)
4.1.4	Agreement dated as of June 26, 2001 between Stratus Services Group, Inc. and Artisan (UK) plc. (10)
4.1.5	Subscription Agreement dated as of June 26, 2001 between Stratus Services Group, Inc. and Artisan.com Limited. (10)
4.2.1	Warrant for the Purchase of 10,000 Shares of Common Stock of Stratus Services Group, Inc., dated November 30, 1998, between Alan Zelinsky and Stratus Services Group, Inc., and supplemental letter thereto dated December 2, 1998. (1)
4.2.2	Warrant for the Purchase of 40,000 Shares of Common Stock of Stratus Services Group, Inc., dated November 23, 1998, between David Spearman and Stratus Services Group, Inc. (1)
4.2.3	Warrant for the Purchase of 10,000 Shares of Common Stock of Stratus Services Group, Inc., dated November 30, 1998, between Sanford Feld and Stratus Services Group, Inc., and supplemental letter thereto dated December 2, 1998. (1)
4.2.4	Warrant for the Purchase of 20,000 Shares of Common Stock of Stratus Services Group, Inc., dated November 30, 1998, between Peter DiPasqua, Jr. and Stratus Services Group, Inc. (1)
4.2.5	Warrant for the Purchase of 20,000 Shares of Common Stock of Stratus Services Group, Inc., dated December 2, 1998, between Shlomo Appel and Stratus Services Group, Inc. (1)
4.2.6	Form of Underwriter's Warrant Agreement, including form of warrant certificate. (7)
4.2.7	Warrant for the Purchase of common stock dated as of December 4, 2000 issued to May Davis Group, Inc. (13)
4.2.8	Warrant for the Purchase of common stock dated as of December 4, 2000 issued to Hornblower & Weeks, Inc. (13)
4.2.9	Warrant for the Purchase of common stock dated as of December 12, 2001 issued to International Capital Growth. (filed with the Form 10-K being amended by this 10-K/A)
10.1.1	Employment Agreement dated September 1, 1997, between Stratus Services Group, Inc. and Joseph J. Raymond. (1)*
10.1.2	Executive Employment Agreement dated September 1, 1997, between Stratus Services Group, Inc. and J. Todd Raymond, Esq. (1)*
10.1.3	Executive Employment Agreement dated December 1, 1997, between Stratus Services Group, Inc. and Charles A. Sahyoun. (1)*
10.1.6	Executive Employment Agreement dated September 1, 1997 between Stratus Services Group, Inc. and Michael A. Maltzman. (1)*
10.1.7	Consulting Agreement, dated as of August 11, 1997, between Stratus Services Group, Inc. and Jeffrey J. Raymond. (1)
10.1.8	Non-Competition Agreement, dated June 19, 2000 between Stratus Services Group, Inc. and OutSource International of America, Inc. (5)

10.1.9	Non-Competition Agreement, dated October 27, 2000 between Stratus Services Group, Inc. and OutSource International of America, Inc. (6)
10.1.10	Option to purchase 1,000,000 shares of Stratus Services Group, Inc. Common Stock issued to Joseph J. Raymond. (11)
10.2	Lease, effective June 1, 1998, for offices located at 500 Craig Road, Manalapan, New Jersey 07726.(1)
10.3.1	Loan and Security Agreement, dated December 8, 2000, between Capital Tempfunds, Inc. and Stratus Services Group, Inc. (11)
10.4.2	Promissory Note and Security Agreement in the amount of $400,000, dated as of June 19, 2000, issued by Stratus Services Group, Inc. to OutSource International of America, Inc.(5)
10.4.3	Promissory Note in the amount of $100,000, dated as of June 19, 2000, issued by Stratus Services Group, Inc. to OutSource International of America, Inc.(5)
10.4.4	Promissory Note and Security Agreement in the amount of $75,000, dated as of October 27, 2000, issued by Stratus Services Group, Inc. to OutSource International of America, Inc.(6)
10.4.5	Promissory Note and Security Agreement in the amount of $600,000, dated as of July 27, 2001, issued by Stratus Services Group, Inc. to Source One Personnel, Inc. (8)
10.4.6	Promissory Note and Security Agreement in the amount of $1.8 million, dated as of July 27, 2001, issued by Stratus Services Group, Inc. to Source One Personnel, Inc. (8)
10.5.1	Registration Rights Agreement, dated August, 1997, by and among Stratus Services Group, Inc. and AGR Financial, L.L.C.(1)
10.5.2	Registration Rights Agreement, dated August, 1997, by and among Stratus Services Group, Inc. and Congress Financial Corporation (Western).(1)
10.5.3	Form of Registration Rights Agreement, dated December 4, 2000 by and among Stratus Services Group, Inc. and purchasers of the Stratus Services Group, Inc. 6% Convertible Debenture. (11)
10.5.4	Registration Rights Agreement, dated as of December 4, 2000 between Stratus Services Group, Inc., May Davis Group, Inc., Hornblower & Weeks, Inc. and the other parties named therein. (13)
10.6.1	Stock Purchase and Investor Agreement, dated August, 1997, by and between Stratus Services Group, Inc. and Congress Financial Corporation (Western).(1)
10.6.2	Stock Purchase and Investor Agreement, dated August, 1997, by and among Stratus Services Group, Inc. and AGR Financial, L.L.C. (1)
10.6.3	Form of Securities Purchase Agreement, dated December 4, 2000 by and between Stratus Services Group, Inc. and purchasers of the Stratus Services Group, Inc. 6% Convertible Debenture. (11)
10.7.1	1999 Equity Incentive Plan (1)**
10.7.2	2000 Equity Incentive Plan (11)**
10.7.3	Form of Option issued under 2000 Equity Incentive Plan (11)**
10.7.4	2001 Equity Incentive Plan (12)**
10.8	Debt to Equity Conversion Agreement by and between Stratus Services Group, Inc. and B&R Employment, Inc.(3)
10.8.1	Amendment to Debt to Equity Conversion Agreements by and between Stratus Services Group and B&R Employment, Inc.(2)

10.8.2	Forbearance Agreement dated January 24, 2002 between Stratus Services Group, Inc. and Source One Personnel. (filed with the Form 10-K being amended by this 10-K/A)
10.9	Undertaking Letter from Joseph J. Raymond, Chairman & CEO to the Board of Directors.(4)
10.10	Allocation and Indemnity Agreement dated as of January 24, 2002 among the Company, Charles Sahyoun and Sahyoun Holdings, LLC (filed herewith).
21	Subsidiaries of Registrant. (filed with the Form 10-K being amended by this 10-K/A)
23.1	Consent of Amper, Politzner & Mattia, P.A., Independent Accountants. (filed herewith)

---

*	Constitutes a Management Contract required to be filed pursuant to Item 14(c) of Form 10-K.
**	Constitutes a Compensatory Plan required to be filed pursuant to Item 14(c) of Form 10-K.
Footnote 1	Incorporated by reference to similarly numbered Exhibits filed with Amendment No. 1 to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-83255) as filed with the Securities and Exchange Commission on September 3, 1999.
Footnote 2	Incorporated by reference to similarly numbered Exhibits filed with Amendment No. 6 to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-83255) as filed with the Securities and Exchange Commission on February 1, 2000.
Footnote 3	Incorporated by reference to similarly numbered Exhibits filed with Amendment No. 3 to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-83255) as filed with the Securities and Exchange Commission on December 17, 1999.
Footnote 4	Incorporated by reference to similarly numbered Exhibits filed with Amendment No. 7 to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-83255) as filed with the Securities and Exchange Commission on March 17, 2000.
Footnote 5	Incorporated by reference to the Exhibits to the Company's Form 8-K, as filed with the Securities and Exchange Commission on June 30, 2000
Footnote 6	Incorporated by reference to the Exhibits to the Company's Form 8-K, as filed with the Securities and Exchange Commission on November 3, 2000
Footnote 7	Incorporated by reference to Exhibit 1.2 filed with Amendment No. 5 to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-83255) as filed with the Securities and Exchange Commission on February 11, 2000.
Footnote 8	Incorporated by reference to the Exhibits to the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 9, 2001.
Footnote 9	Incorporated by reference to the Exhibits to the Company's Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2002.
Footnote 10	Incorporated by reference to Exhibit 3 filed with Form 10-Q for the Quarter ended June 30, 2001 as filed with the Securities and Exchange Commission on August 14, 2001.
Footnote 11	Incorporated by reference to similarly number Exhibits to the Company's Form 10-KSB, as filed with the Securities and Exchange Commission on December 29, 2000.
Footnote 12	Incorporated by reference to similarly numbered Exhibits filed with the Company's Registration Statement on Form S-1 (Registration Statement No. 333-55312) as filed with the Securities and Exchange Commission on February 9, 2001.

Footnote 13 Incorporated by reference to the Exhibits to the Company's Form S-1/A, as filed with the Securities and Exchange Commission on April 11, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

STRATUS SERVICES GROUP, INC.

By: /s/ Joseph J. Raymond
Joseph J. Raymond
Chairman of the Board of Directors,
President and Chief Executive Officer

Date: March 5, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph J. Raymond Joseph J. Raymond	Chairman, Chief Executive Officer (Principal Executive Officer)	March 5, 2002
/s/ Michael A. Maltzman Michael A. Maltzman	Vice President and Chief Financial Officer (Principal Financing and Accounting Officer)	March 5, 2002
/s/ Michael J. Rutkin Michael J. Rutkin	Director	March 5, 2002
/s/ H. Robert Kingston H. Robert Kingston	Director	March 5, 2002
/s/ Sanford I. Feld Sanford I. Feld	Director	March 5, 2002
/s/ Donald W. Feidt Donald W. Feidt	Director	March 5, 2002

STRATUS SERVICES GROUP, INC.
INDEX TO FINANCIAL STATEMENTS

For the Years Ended September 30, 2001, 2000 and 1999

Page(s) No.

Independent Auditors' Report

To the Stockholders of
Stratus Services Group, Inc.

We have audited the accompanying balance sheets of Stratus Services Group, Inc. as of September 30, 2001 and 2000, and the related statements of operations, stockholders' equity, cash flows and comprehensive income for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratus Services Group, Inc. as of September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with generally accepted accounting principles in the United States of America.

In connection with our audits of the financial statements referred to above, we audited the financial schedule listed under Item 14. In our opinion, the financial schedule, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

/s/ AMPER, POLITZINER & MATTIA, P.A.
AMPER, POLITZINER & MATTIA, P.A.

January 24, 2002
Edison, New Jersey

STRATUS SERVICES GROUP, INC.

Balance Sheets

Assets

	Unaudited Pro Forma (Note 24) September 30, 2001	September 30, 2001	September 30, 2000
Current assets			
Cash and cash equivalents	$ 1,667,822	$ 171,822	$ 1,030,722
Due from factor – less allowance for recourse obligation of $-0- and $30,000	—	—	1,154,012
Accounts receivable – less allowance for doubtful accounts of $551,000 and $255,000	8,540,112	8,540,112	852,876
Unbilled receivables	1,566,417	1,566,417	1,236,002
Loans to related parties	—	—	64,500
Loans receivable	—	—	56,000
Prepaid insurance	1,436,278	1,436,278	432,674
Investment	1,166,046	1,166,046	—
Prepaid expenses and other current assets	327,146	77,146	278,169
Deferred taxes	—	—	340,000
	14,703,821	12,957,821	5,444,955
Property and equipment, net of accumulated depreciation	1,427,216	1,612,216	1,118,625
Intangible assets, net of accumulated amortization	7,078,428	7,078,428	3,716,538
Deferred financing costs, net of accumulated amortization	454,878	454,878	—
Other assets	400,205	164,815	38,163
	$ 24,064,548	$ 22,268,158	$ 10,318,281

Liabilities and Stockholders' Equity

	Unaudited Pro Forma (Note 24) September 30, 2001	September 30, 2001	September 30, 2000
Current liabilities			
Loans payable (current portion)	$ 347,289	$ 347,289	$ 27,012
Notes payable – acquisitions (current portion)	1,110,726	1,110,726	275,000
Line of credit	7,306,581	7,306,581	—
Insurance obligation payable	549,460	549,460	367,100
Accounts payable and accrued expenses	3,421,796	3,421,796	1,172,148
Accrued payroll and taxes	1,461,738	1,461,738	1,105,363
Payroll taxes payable	306,230	306,230	412,513
	14,503,820	14,503,820	3,359,136
Loans payable (net of current portion)	291,243	291,243	134,700
Notes payable – acquisitions (net of current portion)	1,403,847	1,403,847	25,000
Convertible debt	1,125,399	1,125,399	—
	17,324,309	17,324,309	3,518,836
Series A voting redeemable convertible preferred stock, $.01 par value, 1,458,933 and –0- shares issued and outstanding, liquidation preference of $4,376,799 (including unpaid dividends of $39,000 and $-0-)	2,792,000	2,792,000	—
Temporary equity – put options	869,000	869,000	—
Commitments and contingencies			
Stockholders' equity			
Preferred stock, $.01 par value, 5,000,000 shares authorized	—	—	—
Common stock, $.01 par value, 25,000,000 shares authorized; 8,217,764 and 5,712,037 shares issued and outstanding	82,178	82,178	57,120
Additional paid-in capital	11,992,685	11,992,685	10,554,782
Deferred compensation	—	—	(67,900)
Accumulated deficit	(7,795,624)	(9,592,014)	(3,744,557)
Accumulated other comprehensive loss	(1,200,000)	(1,200,000)	—
Total stockholders' equity	3,079,239	1,282,849	6,799,445
	$ 24,064,548	$ 22,268,158	$ 10,318,281

See accompanying summary of accounting policies and notes to financial statements.

STRATUS SERVICES GROUP, INC.
Statements of Operations

	Years Ended September 30, 2001	2000	1999
Revenues (including $-0-, $364,000 and $1,696,000 from related parties)	$ 64,271,705	$ 41,676,587	$ 30,042,751
Cost of revenues (including $-0-, $326,000 and $1,521,000 from related parties)	51,021,613	31,182,678	23,306,254
Gross profit	13,250,092	10,493,909	6,736,497
Selling, general and administrative expenses	15,211,887	8,914,917	7,254,449
Loss on impairment of goodwill	700,000	—	—
Other charges	519,801	—	—
	16,431,688	8,914,917	7,254,449
Earnings (loss) from operations	(3,181,596)	1,578,992	(517,952)
Other income (expenses)			
Finance charges	(100,934)	(618,134)	(722,020)
Interest and financing costs	(2,176,964)	(300,892)	(309,257)
Other income (expense)	(47,963)	45,944	22,186
	(2,325,861)	(873,082)	(1,009,091)
Earnings (loss) before income taxes	(5,507,457)	705,910	(1,527,043)
Income taxes (benefit)	340,000	(340,000)	—
Net earnings (loss)	(5,847,457)	1,045,910	(1,527,043)
Dividends and accretion on preferred stock	(63,000)	—	—
Net earnings (loss) attributable to common stockholders	$ (5,910,457)	$ 1,045,910	$ (1,527,043)
Net earnings (loss) per share attributable to common stockholders			
Basic	$ (.99)	$ .21	$ (.40)
Diluted	(.99)	.20	(.40)
Weighted average shares, outstanding per common share			
Basic	5,996,134	4,931,914	3,828,530
Diluted	5,996,134	5,223,508	3,828,530

See accompanying summary of accounting policies and notes to financial statements.

STRATUS SERVICES GROUP, INC.
Statements of Cash Flows

	Years Ended September 30, 2001	2000	1999
Cash flows from operating activities			
Net earnings (loss)	$ (5,847,457)	$ 1,045,910	$ (1,527,043)
Adjustments to reconcile net earnings (loss) to net cash used by operating activities			
Depreciation	409,860	175,419	74,970
Amortization	359,134	191,710	121,848
Provision for doubtful accounts	661,000	122,500	595,000
Loss on impairment of goodwill	700,000	—	—
Deferred financing costs amortization	209,897	—	—
Loss on extinguishments of convertible debt	70,560	—	—
Deferred taxes	340,000	(340,000)	—
Interest expense amortization for the intrinsic value of the beneficial conversion feature of convertible debentures	1,146,463	—	—
Imputed interest	—	57,652	25,645
Accrued interest	64,410	41,522	91,996
Compensation – stock options	67,900	46,800	46,800
Changes in operating assets and liabilities			
Due to/from factor/accounts receivable	(2,347,247)	(2,938,890)	(832,427)
Prepaid insurance	(1,003,604)	(175,461)	(34,922)
Prepaid expenses and other current assets	201,023	(262,261)	(10,778)
Other assets	(65,652)	19,593	6,582
Insurance obligation payable	182,360	114,214	41,178
Accrued payroll and taxes	356,375	171,028	64,512
Payroll taxes payable	(106,283)	186,281	82,920
Accounts payable and accrued expenses	2,195,797	(80,469)	259,274
Total adjustments	3,441,993	(2,670,362)	532,598
	(2,405,464)	(1,624,452)	(994,445)
Cash flows (used in) investing activities			
Purchase of property and equipment	(755,801)	(780,975)	(283,466)
Payments for business acquisitions	(1,218,674)	(1,053,868)	(194,930)
Costs incurred in connection with investment	(17,046)	—	—
Loans receivable	(40,500)	(120,500)	—
	(2,032,021)	(1,955,343)	(478,396)
Cash flows from financing activities			
Proceeds from initial public offering	—	6,034,169	—
Proceeds from issuance of common stock	1,412,772	—	732,126
Proceeds from loans payable	255,000	1,125,000	1,388,375
Payments of loans payable	(70,180)	(1,457,624)	(370,746)
Payments of notes payable – acquisitions	(320,394)	(1,164,100)	—
Net proceeds from line of credit	2,065,156	—	—
Net proceeds from convertible debt	2,664,239	—	—
Redemption of convertible debt	(2,222,883)	—	—
Proceeds from temporary equity - put options	60,000	—	—
Purchase of treasury stock	(265,125)	(350,000)	—
Payments of registration costs	—	—	(103,829)
	3,578,585	4,187,445	1,645,926
Net change in cash and cash equivalents	(858,900)	607,650	173,085
Cash and cash equivalents – beginning	1,030,722	423,072	249,987
Cash and cash equivalents – ending	$ 171,822	$ 1,030,722	$ 423,072

See accompanying summary of accounting policies and notes to financial statements.

STRATUS SERVICES GROUP, INC.
Statements of Cash Flows - Continued

	Years Ended September 30, 2001	2000	1999
Supplemental disclosure of cash paid			
Interest	$ 739,872	$ 201,718	$ 174,175
Schedule of Noncash Investing and Financing Activities			
Fair value of assets acquired	$ 4,568,674	$ 1,548,097	$ 2,421,903
Less: cash paid	(1,218,674)	(1,048,097)	(57,430)
Less: common stock and put options issued	(800,000)	—	(520,000)
Liabilities assumed	$ 2,550,000	$ 500,000	$ 1,844,473
Issuance of common stock in exchange for notes payable	$ —	$ 1,000,000	$ 1,092,762
Accrued and imputed interest	$ 64,410	$ 99,174	$ 117,641
Purchase of property and equipment for notes	$ —	$ 163,836	$ —
Purchase of treasury stock in exchange for loans	$ 402,000	$ —	$ —
Issuance of common stock in exchange for investment	$ 61,000	$ —	$ —
Issuance of common stock upon conversion of convertible debt	$ 542,500	$ —	$ —
Issuance of preferred stock in exchange for investment	$ 1,592,000	$ —	$ —
Issuance of preferred stock for fees in connection with private placement ($410,000) and investment ($727,000)	$ 1,137,000	$ —	$ —
Issuance of common stock for fees in connection with private placement and investment	$ 30,000	$ —	$ —
Cumulative dividends and accretion on preferred stock	$ 63,000	$ —	$ —

See accompanying summary of accounting policies and notes to financial statements.

STRATUS SERVICES GROUP, INC.
Statement of Stockholders' Equity

	Total	Common Stock Amount	Common Stock Shares	Treasury Stock	Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit
Balance – October 1, 1998	$(3,356,310)	$ 37,198	3,719,734	$ —	$ 31,416	$ (161,500)	$ —	$(3,263,424)
Net (loss)	(1,527,043)	—	—	—	—	—	—	(1,527,043)
Compensation expense in connection with stock options granted (no tax effect)	46,800	—	—	—	—	46,800	—	—
Issuance of common stock in connection with acquisition	—	347	34,667	—	(347)	—	—	—
Issuance of common stock in exchange for notes payable	1,092,762	2,914	291,403	—	1,089,848	—	—	—
Proceeds from the private placement of common stock (net of costs of $117,874) for cash	732,126	2,266	226,666	—	729,860	—	—	—
Balance – September 30, 1999	$(3,011,665)	$ 42,725	4,272,470	$ —	$1,850,777	$ (114,700)	$ —	$(4,790,467)
Net earnings	1,045,910	—	—	—	—	—	—	1,045,910
Compensation expense in connection with stock options granted (no tax effect)	46,800	—	—	—	—	46,800	—	—
Issuance of common stock in exchange for notes payable	1,000,000	1,933	193,333	—	998,067	—	—	—
Proceeds from the initial public offering of common stock (net of costs of ($1,869,660)	5,930,340	13,000	1,300,000	—	5,917,340	—	—	—
Transfer from temporary equity	2,138,060	—	—	—	2,138,060	—	—	—
Purchase and retirement of treasury stock	(350,000)	(538)	(53,766)	—	(349,462)	—	—	—
Balance – September 30, 2000	$ 6,799,445	$ 57,120	5,712,037	$ —	$10,554,782	$ (67,900)	—	$(3,744,557)
Net (loss)	(5,847,457)	—	—	—	—	—	—	(5,847,457)
Unrealized loss on securities available for sale	(1,200,000)	—	—	—	—	—	(1,200,000)	—
Dividends and accretion on preferred stock	(63,000)	—	—	—	(63,000)	—	—	—
Purchase and retirement of treasury stock	(15,125)	(33)	(3,333)	—	(15,092)	—	—	—
Purchase of treasury stock	(652,000)	—	—	(652,000)	—	—	—	—
Beneficial conversion feature of convertible debt	1,213,747	—	—	—	1,213,747	—	—	—
Warrants issued in connection with issuance of convertible debt	88,000	—	—	—	88,000	—	—	—
Compensation expense in connection with stock options granted (no tax effect)	67,900	—	—	—	—	67,900	—	—

See accompanying summary of accounting policies and notes to financial statements.

STRATUS SERVICES GROUP, INC.

Statement of Stockholders' Equity - Continued

	Total	Common Stock Amount	Common Stock Stock	Treasury Stock	Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit
Beneficial conversion feature of convertible debt redeemed	(631,881)	—	—	—	(631,881)	—	—	—
Conversion of convertible debt	429,448	5,194	519,394	652,000	(227,746)	—	—	—
Issuance of common stock in connection with acquisition	—	4,000	400,000	—	(4,000)	—	—	—
Proceeds from the private placements of common stock (net of costs of $432,228) for cash	1,002,772	14,497	1,449,666	—	988,275	—	—	—
Issuance of shares for services provided	30,000	300	30,000	—	29,700	—	—	—
Issuance of stock in exchange for investment	61,000	500	50,000	—	60,500	—	—	—
Issuance of stock with put options	—	600	60,000	—	(600)	—	—	—
Balance – September 30, 2001	$ 1,282,849	$ 82,178	8,217,764	$ —	$11,992,685	$ —	$ (1,200,000)	$(9,592,014)

See accompanying summary of accounting policies and notes to financial statements.

STRATUS SERVICES GROUP, INC.
Statements of Comprehensive Income

	Years Ended September 30, 2001	2000	1999
Net earnings (loss)	$ (5,847,457)	$ 1,045,910	$ (1,527,043)
Unrealized loss on securities available for sale	(1,200,000)	—	—
Comprehensive income (loss)	$ (7,047,457)	$ 1,045,910	$ (1,527,043)

See accompanying summary of accounting policies and notes to financial statements.

Note 1 - **Nature of Operations and Summary of Significant Accounting Policies**

Operations

Stratus Services Group, Inc. (the "Company") is a national provider of staffing and productivity consulting services. As of September 30, 2001, the Company operated a network of thirty-five offices in ten states.

The Company operates as one business segment. The one business segment consists of its traditional staffing services, engineering staffing services, and SMARTSolutions™, a structured program to monitor and enhance the production of a client's labor resources. The Company's customers are in various industries and are located throughout the United States. Credit is granted to substantially all customers. No collateral is maintained.

Liquidity

At September 30, 2001, the Company had limited liquid resources. Current liabilities were $14,503,820 and current assets were $12,957,821. The difference of $1,545,999 is a working capital deficit which is primarily the result of losses incurred during each of the three quarters ended September 30, 2001. Management believes that the liquidity position is currently manageable, but the working capital deficit will remain until additional capital is raised.

On January 24, 2002 the Company entered into an agreement to sell the assets of its Engineering Division (see Note 24). Approximately $1,796,000 of working capital will be received by the Company from this transaction.

Revenue Recognition

The Company recognizes revenue as the services are performed by its workforce. The Company's customers are billed weekly. At balance sheet dates, there are accruals for unbilled receivables and related compensation costs. The Company believes its revenue recognition policies do not significantly differ from SAB 101.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Reclassification

Certain items in the Statements of Cash Flows for the years ended September 30, 1999 and 2000 have been reclassified to conform to the year ended September 30, 2001 presentation.

Comprehensive Income (Loss)

Comprehensive income (loss) is the total of net income (loss) and other non-owner changes in equity including unrealized gains or losses on available-for-sale marketable securities.

Earnings/Loss Per Share

The Company utilizes Statement of Financial Accounting Standards No. 128 "Earnings Per Share", (SFAS 128), whereby basic earnings per share ("EPS") excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS assumes conversion of dilutive options and warrants, and the issuance of common stock for all other potentially dilutive equivalent shares outstanding.

Note 1 - **Nature of Operations and Summary of Significant Accounting Policies – Continued**

Earnings/Loss Per Share

Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all years presented.

	Year Ended September 30, 2001	2000	1999
Numerator:			
Basic EPS			
Net earnings (loss)	$(5,847,457)	$ 1,045,910	$(1,527,043)
Dividends and accretion on preferred stock	63,000	—	—
Net earnings (loss) attributable to common stockholders	$(5,910,457)	$ 1,045,910	$(1,527,043)
Denominator:			
Basic EPS			
Weighted average shares outstanding	5,996,134	4,931,914	3,828,530
Per share amount	$ (.99)	$ .21	$ (.40)
Effect of stock options and warrants	—	291,594	—
Dilutive EPS			
Weighted average shares outstanding including incremental shares	5,996,134	5,223,508	3,828,530
Per share amount	$ (.99)	$ .20	$ (.40)

Investment

The investment represents securities available for sale which are stated at fair value. Unrealized holding gains and losses are reflected as a net amount in accumulated other comprehensive loss until realized. There were no gross realized gains and losses on sales of available-for-sale securities for the years ended September 30, 2001, 2000 and 1999. At September 30, 2001, the Company's securities available-for-sale consisted of an investment in a publicly-traded foreign company (see note 4).

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets as follows:

	Method	Estimated Useful Life
Furniture and fixtures	Declining balance	5 years
Office equipment	Declining balance	5 years
Computer equipment	Straight-line	5 years
Computer software	Straight-line	3 years
Vans	Straight-line	5 years

Goodwill

Goodwill is amortized on a straight-line basis over fifteen years except for acquisitions after June 30, 2001 where goodwill is not being amortized.

Periodically, the Company will determine if there has been a permanent impairment of goodwill by comparing anticipated undiscounted cash flows for operating activities of acquired businesses with

Note 1 - **Nature of Operations and Summary of Significant Accounting Policies – Continued**

Goodwill

the carrying value of the related goodwill. In this connection the Company charged $700,000 to operations in the year ended September 30, 2001.

Factoring

The Company's factoring agreement (see Note 5) with a financing institution ("factor") has been accounted for as a sale of receivables under Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Services of Financial Assets and Extinguishment of Liabilities". ("SFAS" No. 125)

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, accounts receivable, due from factor, accounts payable and short-term borrowings approximate cost due to the short period of time to maturity. Fair values of long-term debt, which have been determined based on borrowing rates currently available to the Company for loans with similar terms or maturity, approximate the carrying amounts in the financial statements.

Stock – Based Compensation

Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS" 123") allows a company to adopt a fair value based method of accounting for its stock-based compensation plans or continue to follow the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". The Company accounts for stock-based compensation in accordance with the provisions of APB No. 25, and complies with the disclosure provisions of SFAS No. 123. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Advertising Costs

Advertising costs are expensed as incurred. The expenses for the years ended September 30, 2001, 2000 and 1999 were $189,000, $185,000 and $133,000, respectively, and are included in selling, general and administrative expenses.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. As amended by SFAS 138, SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement did not have a material impact on the Company's financial position and results of operations.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies – Continued

New Accounting Pronouncements

In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company believes its revenue recognition policies do not significantly differ from SAB 101.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which is a replacement of SFAS No. 125. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This statement did not have a material impact on the Company's financial position and results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also requires that acquired intangible assets be recognized as assets apart from goodwill if they meet one of the two specified criteria. Additionally, the statement adds certain disclosure requirements to those required by APB 16, including disclosure of the primary reasons for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. This statement is required to be applied to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is prohibited. The adoption of SFAS No. 141 did not have an impact on the Company's financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142, which must be applied to fiscal years beginning after December 15, 2001, modifies the accounting and reporting of goodwill and intangible assets. The pronouncement requires entities to discontinue the amortization of goodwill, reallocate all existing goodwill among its reporting segments based on criteria set by SFAS No. 142 and perform initial impairment tests by applying a fair-value-based analysis on the goodwill in each reporting segment. Any impairment at the initial adoption date shall be recognized as the effect of a change in accounting principle. Subsequent to the initial adoption, goodwill shall be tested for impairment annually or more frequently if circumstances indicate a possible impairment.

Under SFAS No. 142, entities are required to determine the useful life of other intangible assets and amortize the value over the useful life. If the useful life is determined to be indefinite, no amortization will be recorded. For intangible assets recognized prior to the adoption of SFAS No. 142, the useful life should be reassessed. Other intangible assets are required to be tested for impairment in a manner similar to goodwill. At September 30, 2001, the Company's net goodwill was approximately $7,815,000, and annual amortization of such goodwill was approximately $341,000. The Company expects to adopt SFAS No. 142 during its first fiscal quarter of fiscal 2003. Because of the extensive effort required to comply with the remaining provisions of SFAS Nos. 141 and 142, the Company cannot reasonably estimate the impact on its financial statements of these provisions beyond discontinuing amortization.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that this statement will have a material impact on its financial position and results of operations.

Note 2 - **Initial Public Offering**

On May 5, 2000, the Company completed its initial public offering ("IPO") of 1,300,000 shares of common stock at a price of $6.00 per share, generating net proceeds of approximately $5,930,000 after deducting underwriters discounts and offering costs of approximately $1,870,000.

Note 3 - **Acquisitions**

On January 4, 1999, the Company entered into an asset purchase agreement with B&R Employment, Inc. ("B&R"). The Company purchased certain assets including office equipment, furniture and fixtures, sales and operating records, customer contracts and agreements, vendor lists, and seller's licenses and certificates. The purchase price was $2,400,000, consisting of notes for $1,880,000 and the issuance of 34,667 shares of the Company's common stock. B&R had a put option to sell these shares back to the Company at $15 per share, provided that the Company did not conduct an initial public offering within twenty-four months. As a result of the IPO, $520,000 of "Temporary equity – put options" representing 34,667 shares in connection with the acquisition was transferred to additional paid-in capital. In February 2000, the Company entered into a debt-equity conversion agreement with B&R whereby, B&R agreed to convert, except for $666,000, the amounts due under the notes payable-acquisition, including accrued interest, into shares of the Company's common stock upon the Company's initial public offering of securities. The number of shares to be issued was based on the offering price in the initial public offering. In April 2000, the agreement was amended to provide that B&R would convert $500,000 into shares of the Company's common stock. Accordingly, upon the completion of the IPO, B&R was issued 83,333 shares of the Company's common stock and the notes were paid in full.

In connection with this acquisition, the Company entered into an employment and a non-compete agreement for a three-year period with the sole stockholder of B&R. The excess of cost paid over net assets acquired resulted in goodwill of $2,414,903, computed as follows:

Net assets acquired		
Office equipment	$	7,000
Amounts paid		
Notes payable (net of $35,527 discount)		1,844,473
Issuance of common stock and put options		520,000
Finders' fees		57,430
		2,421,903
Excess of amounts paid over net assets acquired – goodwill	$	2,414,903

On June 26, 2000, the Company purchased substantially all of the tangible and intangible assets, excluding accounts receivable, of eight offices of Tandem, a division of Outsource International, Inc. ("Outsource"). The purchase price was $1,300,000, of which $800,000 was paid in cash at the closing and the remaining $500,000 was represented by two promissory notes. The first note, representing $400,000 was payable in two installments of $200,000 plus accrued interest at 8.5% a year, within 90 days and 180 days after closing. The second note, representing $100,000 bears interest at 8.5% a year and is payable in twelve equal monthly installments beginning January 1, 2001. As of September 30, 2001, the Company paid only two installments on the second note and the balance of approximately $83,000 is included in the current portion of "Notes payable – acquisitions" on the attached balance sheet as of September 30, 2001.

The excess of cost paid over net assets acquired resulted in goodwill of $1,562,693, computed as follows:

Note 3 - Acquisitions - Continued

Net assets acquired		
Furniture and equipment	$	38,175
Accrued holiday and vacation pay		(47,000)
		(8,825)
Amounts paid		
Cash		800,000
Notes payable		500,000
Finder's fees and other costs		253,868
		1,553,868
Excess of amounts paid over net assets acquired – goodwill	$	1,562,693

On October 27, 2000, the Company purchased substantially all of the tangible and intangible assets, excluding accounts receivable, of seven offices of Tandem, a division of Outsource International, Inc. The initial purchase price for the assets was $125,000; of which $50,000 was paid in cash at the closing and the remaining $75,000 was represented by a promissory note secured by the assets purchased by the Company. The note was payable in twenty-four equal monthly installments of principal and interest at a variable rate of prime plus two percent beginning December 1, 2000. In January 2001, the Company exercised an option to repay the outstanding balance of the note plus $175,000 in lieu of an earnout payment of thirty percent of the Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") of the acquired business for a two year period. The excess of cost paid over net assets acquired resulted in goodwill of $855,718, computed as follows:

Net assets acquired		
Furniture and equipment	$	31,650
Accrued holiday and vacation pay		(21,758)
		9,892
Amounts paid		
Cash		50,000
Note payable		75,000
Earnout payable		175,000
Finder's fees and other costs		565,610
		865,610
Excess of amounts paid over net assets acquired – goodwill	$	855,718

On January 2, 2001, the Company purchased substantially all of the tangible and intangible assets of Cura Staffing, Inc. and The WorkGroup Professional Services, Inc. The purchase price was $175,000 of which $100,000 was paid in cash at the closing and the remaining $75,000 was represented by a 90-day promissory note for $50,000 and $25,000 payable $5,000 a month beginning after the payment of the 90-day promissory note. The promissory note bears interest at 6% a year. As of September 30, 2001, the Company has not paid a portion of the $50,000 note and the entire $25,000 note. The balance of approximately $31,000 is included in the current portion of "Notes payable – acquisitions" on the attached balance sheet as of September 30, 2001.

The excess of cost paid over net assets acquired resulted in goodwill of $228,144, computed as follows:

Note 3 - Acquisitions - Continued

Net assets acquired		
Furniture and equipment	$	11,000
Accrued holiday and vacation pay		(12,000)
		(1,000)
Amounts paid		
Cash		100,000
Note payable and other payables		75,000
Finder's fees and other costs		52,144
		227,144
Excess of amounts paid over net assets acquired – goodwill	$	228,144

On July 27, 2001, the Company purchased substantially all of the tangible and intangible assets, excluding accounts receivable of the clerical and light industrial staffing division of Source One Personnel, Inc. ("Source One"). As a result of the acquisition, the Company will expand its presence in the Philadelphia to New York corridor.

The initial purchase price for the assets was $3,400,000, of which $200,000, in cash, and 400,000 shares of the Company's restricted common stock were paid at the closing and the remaining $2,400,000 was represented by two promissory notes. In addition, Source One is entitled to earnout payments based upon the acquired business achieving certain performance levels during each of the three fiscal years beginning October 1, 2001. There was an additional $42,163 of costs incurred in connection with the acquisition. The first note, representing $600,000, is payable in one installment of $600,000 plus accrued interest at 7% per year, at 180 days after the closing. The second note, representing $1,800,000 bears interest at 7% per year and is payable over a four-year period in equal quarterly payments beginning 120 days after the closing. Source One has agreed to allow the Company to defer the payment of the first note and the February 2002 installment of the second note until the earlier of the receipt of the proceeds from the sale of the Company's Engineering Division (see Note 24) or April 30, 2002. Source One has a put option to sell the shares back to the Company at $2 per share between 24 months after the closing and final payment of the second note, but not less than 48 months.

The following table summarizes the fair value of the assets acquired at the date of acquisition based upon a third-party valuation of certain intangible assets:

Property and Equipment	$ 105,000
Intangible assets	636,300
Goodwill	2,700,863
Total assets acquired	$3,442,163

Of the $636,300 of intangible assets, $127,300 was assigned to a covenant-not-to-compete and $509,000 was assigned to the customer list. The intangible assets are being amortized over their estimated useful life of four years. Goodwill is not being amortized under the provision of SFAS No. 142. All of the goodwill is expected to be deductible for tax purposes.

The above acquisitions have been accounted for as purchases. The results of operations are included in the Company's statements of operations from the effective date of acquisition.

The unaudited pro forma results of operations presented below assume that the acquisitions had occurred at the beginning of fiscal 2000. This information is presented for informational purposes only and include certain adjustments such as goodwill amortization resulting from the acquisitions and interest expense related to acquisition debt.

Note 3 - **Acquisitions - Continued**

	Year Ending September 30, 2001	Year Ending September 30, 2000
Revenues	$ 74,803,000	$ 82,593,000
Net earnings (loss) attributable to common stockholders	(5,261,000)	2,408,000
Net earnings (loss) per share attributable to common stockholders		
Basic	$ (.88)	$ .49
Diluted	$ (.88)	$ .46

The maturities on notes payable-acquisitions are as follows:

Year Ending September 30	
2002	$ 1,110,726
2003	435,875
2004	467,197
2005	500,775
	$ 2,514,573

Note 4 - **Transactions with Artisan (UK) plc**

On June 26, 2001, the Company entered into an agreement to purchase 63,025,000 ordinary shares, representing 26.3% of the outstanding shares of enterpriseAsia. com ("EPA"), a London AIM listed company, from Artisan (UK) plc ("Artisan"). In exchange, the Company agreed to issue to Artisan 850,837 shares of the Company's Series A preferred stock. The Series A preferred stock pays cumulative dividends at $.21 per share per year, payable semi-annually, commencing on December 31, 2001. Beginning on October 1, 2001 the preferred stock shares are convertible at the option of the holder into shares of the Company's common stock on a one-for-one basis. On June 30, 2008, the Company will be required to redeem any shares of Series A preferred stock outstanding at a redemption price of $3.00 per share together with accrued and unpaid dividends, payable, at the Company's option, either in cash or in shares of common stock. This transaction was consummated, effective August 15, 2001.

The cost of the investment in EPA and value assigned to the preferred stock issued was based upon the market price per share of EPA on the date the transaction was consummated. Accordingly, the original cost of the investment was $1,592,000 and, therefore, the 850,837 shares of preferred stock were assigned a value of $1.87 per share.

On July 3, 2001, the Company received $900,000 from Artisan.com Limited ("Artisan.com"), a company affiliated with Artisan, in exchange for 900,000 shares of the Company's common stock in a private placement. The transaction was in accordance with an agreement dated June 26, 2001 between the Company and Artisan.com. The agreement provides that the Company may offer and Artisan.com may buy additional shares of the Company's common stock not exceeding $2,200,000 between August 15, 2001 and December 31, 2001. The price per share is the average market price per share over the five trading days immediately preceding the issuance of the shares.

In connection with the transactions with Artisan and Artisan.com, the Company issued 608,096 shares of its Series A preferred stock and 30,000 shares of its common stock for finders' fees to third parties.

The value of the preferred stock and common stock issued for finders' fees was allocated to the investment in EPA and a reduction to additional paid-in capital based on the relative value of the original investment of $1,592,000 and the $900,000 received for the 900,000 shares of the

Note 4 - **Transactions with Artisan (UK) plc - Continued**

Company's common stock. Accordingly, the original cost of the investment in EPA increased by $757,000 and additional paid-in capital was reduced by $417,700.

The Company is unable to exercise significant influence over EPA's operating and financial policies. Therefore, the investment in EPA is classified as available-for-sale securities and reported at fair value in the attached balance sheet.

Note 5 - **Factoring Agreement**

The Company had a factoring agreement under which it was able to sell up to $3,000,000 of qualified trade accounts receivable, with limited recourse provisions. The Company was required to repurchase or replace any receivable remaining uncollected for more than 90 days. During the years ended September 30, 2001, 2000 and 1999, gross proceeds from the sale of receivables was $10,204,208, $34,179,692 and $25,227,640, respectively.

On December 12, 2000, the Company terminated its agreement with the factor. As part of the termination agreement, the Company repurchased all accounts receivable from the factor with proceeds from a new line of credit (See note 6).

Note 6 - **Line of Credit**

On December 12, 2000, the Company entered into a loan and security agreement with a lending institution whereby the Company can borrow up to 90% of eligible accounts receivable, as defined, not to exceed the lesser of $12 million or six times the Company's tangible net worth (as defined). Borrowings under the agreement bear interest at 1 ½% above the prime rate and are collateralized by substantially all of the Company's assets. The agreement expires on June 12, 2002. Approximately $5,100,000 of the initial borrowing under this agreement was used to repurchase accounts receivable from the factor (see Note 5). The prime rate at September 30, 2001 was 6%.

Note 7 - **Property and Equipment**

Property and equipment consist of the following as of September 30:

	2001	2000
Furniture and fixtures	$ 614,980	$ 206,307
Office equipment	109,498	72,729
Computer equipment	1,130,301	810,226
Computer software	244,095	113,500
Vans	216,319	208,570
	2,315,193	1,411,332
Accumulated depreciation	(702,977)	(292,707)
Net property and equipment	$ 1,612,216	$ 1,118,625

Note 8 - **Intangible Assets**

Intangible assets consist of the following as of September 30:

	2001	2000
Goodwill	$ 7,814,822	$ 4,030,096
Covenant-not-to-compete	127,300	—
Customer list	509,000	—
Less: accumulated amortization	(672,694)	(313,558)
Less: impairment loss	(700,000)	—
	$ 7,078,428	$ 3,716,538

Note 9 - **Joint Venture**

The Company provides information technology staffing services through a joint venture, Stratus Technology Services, LLC ("STS"), in which the Company has a 50% interest. A son of the Chief Executive Officer and the Secretary and General Counsel of the Company have a minority interest in the other 50% venturer. STS commenced operations during the year ended September 30, 2001. The Company's loss from operations of STS of $6,933 for the year ended September 30, 2001 is included in other revenue (expense) on the statements of operations.

Note 10 - **Loans Payable**

Loans payable consist of the following as of September 30:

		2001	2000
Notes, secured by vans with a book value of $147,528 as of September 30, 2001	(i)	$ 134,698	$ 161,712
18% promissory notes	(ii)	240,000	—
Stock repurchase note	(iii)	248,834	—
Other		15,000	—
		638,532	161,712
Less current portion		(347,289)	(27,012)
Current portion		$ 291,243	$ 134,700

(i) Payable $3,453 per month, including interest at 9.25% to 10% a year.

(ii) Due in April 2002 interest is payable monthly at 18% a year. In addition, the Company issued 60,000 shares of its common stock to the noteholders. The noteholders have the right to demand the repurchase by the Company of the shares issued, until the notes are paid in full, at $1.00 per share plus 15% interest. Accordingly, $9,000 was charged to interest expense in the year ended September 30, 2001 and $69,000, representing the put option plus interest, is included in "Temporary equity – put options" on the attached balance sheet as of September 30, 2001.

(iii) Promissory note issued in January 2001 in connection with the purchase of treasury stock. Note is payable $8,000 per month, including interest at 15% a year.

The maturities on loans payable are as follows:

Year Ending September 30	
2002	$ 347,289
2003	105,345
2004	120,317
2005	65,581
	$ 638,532

Other loans aggregating $600,000 were settled by the issuance of 160,000 shares of the Company's common stock at $3.75 per share during the year ended September 30, 1999. Other loans during the year ended September 30, 2000, aggregating $100,000, $200,000 and $200,000, were settled by the issuance of 26,667 shares at $3.75 per share and 50,000 shares at $4.00 per share and 33,333 shares at $6.00 per share, respectively.

Note 11 - **Related Party Transactions**

Consulting Agreement

The son of the Chief Executive Officer of the Company provides consulting services to the Company. Consulting expense was $281,000, $156,000 and $107,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

The Company has paid consulting fees to an entity whose stockholder is another son of the Chief Executive Officer of the Company. Consulting fees amounted to $119,000, $9,000 and $23,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

Note 11 - **Related Party Transactions - Continued**

Revenues

The Company provided payroll services to an entity whose Chief Executive Officer is the son of the Chief Executive Officer of the Company. Revenues related thereto for the years ended September 30, 2001, 2000 and 1999, were $-0-, $364,000 and $1,392,000, respectively. In August 1999, $663,000 of accounts receivable from this related party was converted into a note of $1,017,000. The difference was attributable to interest, which has not been accrued by the Company since all of the receivable had previously been reserved for as a doubtful account. All of the doubtful accounts receivable arose prior to the entity becoming a related party. The accounts receivable were generated through December 1998 and the entity became a related party in March 1999. In September 1999, the Company had agreed to accept 500,000 shares of the related party's common stock as full payment for the note. Although the shares of the related party's common stock were publicly traded, the 500,000 shares held by the Company were restricted at the time of issuance. Accordingly, the investment was valued at $-0-. Subsequent thereto, the related party filed for bankruptcy and discontinued its operations.

The Company also provided payroll services to a non-public entity whose common stock is owned 50% by the Chief Executive Officer of the Company. For the years ended September 30, 2001, 2000 and 1999, revenues were $-0-, $-0- and $304,000, respectively.

In August 1999, the Chief Executive Officer of the Company and his son agreed to exchange, effective June 30, 1999, $440,000 of notes payable by the Company to them, plus accrued interest of $52,762 for 131,403 shares of the Company's common stock. The stock was valued at $3.75 per share, which represented fair value based on the latest stock transactions and no gain or loss was recorded on the transaction.

Sale of Common Stock

During the year ended September 30, 2001, the Company sold 382,999 shares of its common stock in private placements to relatives of the Chief Executive Officer of the Company at prices approximating the then current market of $.93 to $1.43 per share, for total gross proceeds of $410,000, less expenses of $5,958.

Note 12 - **Accounts Payable and Accrued Expenses**

	2001	2000
Accounts payable	$ 2,513,749	$ 980,880
Accrued compensation	285,022	94,457
Workers' compensation claims reserve	273,657	—
Accrued other	349,368	96,811
	$ 3,421,796	$ 1,172,148

Note 13 - **Income Taxes**

Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities follow:

	2001	2000
Current assets and liabilities		
Allowance for doubtful accounts	$ 220,000	102,000
Allowance for recourse obligation	—	$ 12,000
Net operating loss carryforward	—	340,000
Valuation allowance	(220,000)	(114,000)
Net current deferred tax asset	$ —	$ 340,000

Note 13 - **Income Taxes - Continued**

Non-current assets and liabilities		
Net operating loss carryforward	$ 2,694,000	$ 462,000
Stock compensation	—	27,000
Depreciation	—	(5,000)
Valuation allowance	(2,694,000)	(484,000)
Net non-current deferred tax asset (liability)	$ —	$ —

The change in valuation allowances was an increase of $2,316,000 and a decrease of $560,000 for the years ended September 30, 2001 and 2000, respectively.

	2001	2000	1999
Income taxes (benefit) is comprised of:			
Current	$ —	$ —	$ —
Deferred	(1,976,000)	220,000	—
Change in valuation allowance	2,316,000	(560,000)	—
	$ 340,000	$ (340,000)	$ —

At September 30, 2001, the Company has available the following federal net operating loss carryforwards for tax purposes:

Expiration Date Year Ending September 30,	
2012	$ 123,000
2018	1,491,000
2019	392,000
2021	4,730,000

The utilization of the net operating loss carryforwards may be limited due to changes in control.

The effective tax rate on net earnings (loss) varies from the statutory federal income tax rate for periods ended September 30, 2001, 2000 and 1999.

	2001	2000	1999
Statutory rate	(34.0)%	34.0%	(34.0)%
State taxes net	(6.0)	6.0	(6.0)
Other differences, net	(0.4)	1.4	1.3
Valuation allowance	40.4	(79.4)	38.7
Benefit from net operating loss carryforwards	—	(10.2)	—
	—%	(48.2)%	—%

Note 14 - **Convertible Debt**

At various times during the year ended September 30, 2001, the Company issued, through private placements, a total of $3,643,402 of convertible debentures. The debentures bear interest at 6% a year, payable quarterly and have a maturity date of five years from issuance. Each debenture is convertible after 120 days from issuance into the number of shares of the Company's common stock determined by dividing the principal amount of the debenture by the lesser of (a) 120% of the closing bid price of the common stock on the trading day immediately preceding the issuance date or (b) 75% of the average closing bid price of the common stock for the five trading days

Note 14 - Convertible Debt - Continued

immediately preceding the date of the conversion. The Company has the right to prepay any of the debentures at any time at a prepayment rate that varies from 115% to 125% of the amount of the debenture depending on when the prepayment is made.

The discount arising from the 75% beneficial conversion feature aggregated $1,213,747 and is charged to interest expense during the period from the issuance of the debenture to the earliest time at which the debenture becomes convertible.

Deferred finance costs incurred in connection with the issuance of the debentures aggregated approximately $738,000 and is being amortized over the five year term of the debentures. Included in the $738,000 is $88,000 for 50,000 five-year $5.00 warrants and 100,000 five-year $7.50 warrants issued as finders' fees. In addition, the Company paid approximately $280,000 in exchange for extending the earliest conversion date and the maturity date by an additional 120 days on approximately $1,048,500 of debentures. This amount was charged to deferred finance costs and is being amortized over 120 days. Included in interest expense for the year ended September 30, 2001 is approximately $146,000 for amortization of deferred finance costs in connection with the debentures.

During the year ended September 30, 2001, the Company redeemed $1,897,220 of debentures resulting in a loss of approximately $71,000 which is included in "Other income (expense)" in the statement of operations. The loss is comprised of prepayment premiums ($326,000), and the write-off of deferred finance costs ($377,000), less the amount of the beneficial conversion feature ($632,000).

During the year ended September 30, 2001, $542,500 of debentures were converted into 628,060 shares of common stock at prices ranging from $.85 to $.90 per share. The Company issued 108,666 shares of treasury stock to a debenture holder in connection with a conversion.

The balance of the convertible debt on the attached balance sheet as of September 30, 2001 is net of unamortized discount of $78,285 and is due at various dates in the year ended September 30, 2006.

Note 15 - Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock of which 1,458,933 shares have been designated as Series A preferred stock and issued in connection with transactions with Artisan (see Note 4).

The difference between the carrying value and redemption value of the preferred stock is being accreted through a charge to additional paid-in-capital through the June 30, 2008 redemption date.

Note 16 - Other Charges

During the year ended September 30, 2001, the Company discontinued negotiations to sell the Engineering Division and discontinued efforts to make certain acquisitions. In this connection, costs associated with these activities were charged to operations. The Company also charged operations for costs incurred in connection with various financing not obtained and costs associated with closed offices. The total charged to operations for the foregoing was $460,800.

In September 2001, the Company placed 1,500,000 of unregistered shares of its common stock into an escrow account in anticipation of receiving a loan which was to be collateralized by the shares of common stock. The loan transaction was never consummated, but in October 2001 the shares were illegally transferred out of the escrow account by a third party. Subsequent thereto, all but 89,600 shares were returned to the Company and cancelled. The Company recorded a $59,000 charge to operations in the year ended September 30, 2001, representing the market value of the shares not returned. The 89,600 shares will be recorded as issued shares in the quarter ended December 31, 2001 and $59,000 will be credited to stockholders' equity.

Note 17 - **Commitments and Contingencies**

Office Leases

The Company leases offices and equipment under various leases expiring through 2006. Monthly payments under these leases are $36,000.

The following is a schedule by years of approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, as of September 30, 2001.

For the Years Ending September 30,		
2002	$	548,000
2003		434,000
2004		298,000
2005		263,000
2006		224,000

Rent expense was $697,000, $356,000 and $342,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

Other

From time to time, the Company is involved in litigation incidental to its business including employment practices claims. There is currently no litigation that management believes will have a material impact on the Company's financial portion.

Note 18 - **Temporary Equity**

Certain stockholders of the Company may have had a right to pursue claims against the Company as a result of possible technical violations of the laws and regulations governing the private placement and issuance of securities. Accordingly, the Company had recorded the original total proceeds of the sale of the shares to these certain stockholders in the amount of $1,618,060 as temporary equity – common shares in the balance sheet. The Company made a rescission offer to stockholders holding approximately 2.8 million shares, pursuant to which the Company offered to repurchase the shares at their original purchase price (plus applicable interest) which ranged from $0.75 to $3.75 per share. As a result of no one accepting the rescission offer during the rescission period and the expiration, in certain cases, of applicable statutes of limitation, the $1,618,060 of temporary equity – common shares was transferred to additional paid-in capital during the year ended September 30, 2000.

At September 30, 2001 "Temporary equity – put options" is comprised of $800,000 for put options on 400,000 shares of the Company's stock issued in connection with the acquisition of Source One (see Note 3) and $69,000 for put options on 60,000 shares of the Company's stock (see Note 10).

Note 19 - **Stock Options and Warrants**

The Company has issued stock options to employees with terms of five to ten years. The options may be exercised for 2,107,741 shares.

In addition, the Company has issued to the Chief Executive Officer of the Company, options to acquire 1,000,000 shares at $6.00 per share and 500,000 shares at $1.10 per share. These options have a ten-year term and are exercisable at the earlier of five years or when the Company achieves earnings of $1.00 per share in a fiscal year. These options will be forfeited if the Chief Executive Officer leaves the employment of the Company.

Pro forma information regarding net income and earnings per share is required by the Financial Accounting Standards Board Statement ("FASB No. 123"), and has been determined as if the

Note 19 - **Stock Options and Warrants - Continued**

Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model.

The Black-Scholes method option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following weighted-average assumptions were used:

		September 30,	
	2001	2000	1999
Risk- free interest rate	5%	6%	5%
Dividend yield	0%	0%	0%
Expected life	4-7 years	4-7 years	4 years
Volatility	84%	54%	—

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

		For the Years Ended September 30,	
	2001	2000	1999
Pro forma net earnings (loss) attributable to common stockholders	$(8,064,810)	$ 507,051	$(1,583,829)
Pro forma net earnings (loss) per common share attributable to common stockholders			
Basic	$ (1.35)	$ .10	$ (.41)
Diluted	(1.35)	.10	(.41)

Compensation expense under APB 25 for the years ended September 30, 2001, 2000 and 1999 was $67,900, $46,800 and $46,800, respectively.

A summary of the Company's stock option activity and related information for the years ended September 30 follows:

	Options	Weighted Average Exercise Price
Outstanding at September 30, 1998	534,000	$ 2.55
Granted	—	—
Canceled	—	—
Exercised	—	—
Outstanding at September 30, 1999	534,000	2.55
Granted	1,453,205	5.91
Canceled	—	—
Exercised	—	—

Note 19 - **Stock Options and Warrants** - **Continued**

Outstanding at September 30, 2000	1,987,205	5.01
Granted	1,900,000	2.05
Canceled	(279,464)	4.08
Exercised	—	—
Outstanding at September 30, 2001	3,607,741	$ 3.52
Exercisable at September 30, 2001	1,341,908	$ 2.26

The exercise prices range from $1.10 to $6.00 per share.

In connection with the IPO, the Company issued 130,000 warrants to its underwriters to purchase shares at $8.70 per share, expiring in 2004. The Company has also issued the following warrants:

Number of Warrants	Price Per Share	Expiring In
66,667	$ 7.50	2004
65,000	4.00	2005
10,000	5.00	2005
20,000	6.00	2005
16,667	0.75	2006
50,000	5.00	2006
100,000	7.50	2006

Following is a summary of the status of stock options outstanding at September 30, 2001:

	Outstanding Options			Exercisable Options	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 1.10	1,500,000	9.5 years	$ 1.10	750,000	$ 1.10
1.50	166,667	0.9 years	1.50	166,667	1.50
3.00	193,333	6.0 years	3.00	172,500	3.00
5.625	690,000	8.8 years	5.625	195,000	5.625
6.00	1,057,741	8.5 years	6.00	57,741	6.00
	3,607,741			1,341,908	

As of September 30, 2001, no stock options or warrants have been exercised.

Note 20 - **Major Customers**

The Company had one customer who accounted for 10% and 12% of total revenues for the years ended September 30, 2001 and 2000, respectively, and two customers who accounted for 30% of total revenues for the year ended September 30, 1999. Major customers are those who account for more than 10% of total revenues.

Note 21 - **Retirement Plans**

The Company maintains two 401(k) savings plans for its employees. The terms of the plan define qualified participants as those with at least three months of service. Employee contributions are discretionary up to a maximum of 15% of compensation. The Company can match up to 20% of the employees' first 5% contributions. The Company's 401(k) expense for the years ended September 30, 2001, 2000 and 1999 was $50,000, $37,000 and $26,000, respectively.

Note 22 - **Private Placements**

In June 2001, the Company entered into an agreement with an investment banker to raise $1,200,000 through the sale of the Company's stock through private placements at a price per share calculated at a 30% discount to the 20-day average of the mean between the closing bid and asked prices. The agreement provides that the Company pays a placement fee to the investment banker of 10% of the gross proceeds received from the private placements and also issues five-year warrants equal to 10% of the number of shares sold at an exercise price equal to the price per share of the private placement. In addition, the Company is to pay the investment banker's expenses in connection with the agreement, not to exceed $50,000. During the year ended September 30, 2001, the Company sold 166,667 shares at $.75 per share under this agreement. In connection therewith, the Company paid $16,250 to the investment banker and issued warrants to purchase 16,667 shares of the Company's common stock.

For the year ended September 30, 2001, private placements resulted in the issuance of 1,449,666 shares of common stock (see Notes 4 and 11 above).

The Company raised $1,000,000 in gross proceeds through a private placement during the year ended September 30, 1999. Each private placement "unit" was a combination of debt and equity. For each $50,000 unit, the investor received a $50,000 promissory note from the Company and 3,333 shares of the Company's common stock valued at $3.75 per share.

In August 1999, each private placement participant was offered an additional 10,000 shares of the Company's common stock in exchange for the original debt portion of the unit, thereby exchanging each unit acquired by an investor accepting the offer into 13,333 shares of common stock at $3.75 per share. In connection with this offer, participants representing sixteen units agreed to this offer.

As each private placement investor representing the remaining $200,000 received both debt (in the form of a promissory note payable by the Company) and equity (in the form of the Company's common stock), a portion of the $200,000 face value of the debt was allocated to equity based on the value of $3.75 per share of common stock. As such, the Company had allocated $133 and $49,867 to common stock and additional paid-in capital, respectively. The remainder of $150,000 was allocated to short-term debt. The difference between the face value and the amount recorded in short-term debt was accrued to interest expense. All private placement debt was paid in full from proceeds of the IPO.

Note 23 - **Selected Quarterly Financial Data (unaudited)**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	
Year ended September 30, 2001:					
Revenues	$ 18,660,417	$ 14,460,150	$ 14,596,631	$ 16,554,507	
Gross profit	4,298,575	2,938,207	2,833,932	3,179,378	
Net earnings (loss)	313,499	(2,152,648)	(1,524,508)	(2,483,800)	(1)
Net earnings (loss) attributable to common stockholders	313,499	(2,152,648)	(1,524,508)	(2,546,800)	
Net earnings (loss) per share attributable to common stockholders:					
Basic	.05	(.38)	(.26)	(.36)	
Diluted	.05	(.38)	(.26)	(.36)	
Year ended September 30, 2000:					
Revenues	$ 7,723,887	$ 9,201,351	$ 8,859,979	$ 15,891,370	
Gross profit	2,113,870	2,273,985	2,352,357	3,753,697	
Net earnings	155,936	161,603	177,896	550,475	
Net earnings per share:					
Basic	.04	.04	.03	.10	
Diluted	.03	.04	.03	.10	

Note 23 - Selected Quarterly Financial Data (unaudited) – Continued

Year ended September 30, 1999:				
Revenues	5,912,643	7,007,582	8,343,592	8,778,934
Gross profit	1,262,905	1,441,052	1,933,089	2,099,451
Net earnings (loss)	(997,849)	(756,005)	75,049	151,762
Net earnings (loss) per share:				
Basic	(.27)	(.20)	.02	.05
Diluted	(.27)	(.20)	.02	.05

(1) Includes a $700,000 charge for loss on impairment of goodwill.

Note 24 - Subsequent Events

a. Effective January 1, 2002, the Company purchased substantially all of the tangible and intangible assets, excluding accounts receivable, of seven offices of Provisional Employment Solutions, Inc. ("PES"). The initial purchase price was $1,480,000, represented by a $1,100,000 promissory note and 400,000 shares of the Company's common stock. In addition, PES is entitled to earnout payments of 15% of pretax profit of the acquired business up to a total of $1.25 million or the expiration of ten years, whichever occurs first. The note bears interest at 6% a year and is payable over a ten-year period in equal quarterly payments.

b. On January 24, 2002 the Company entered into an agreement to sell the assets of its Engineering Services Division ("SED") to SEA Consulting Services Corporation. Concurrent with the execution of the agreement the Company transferred 30% interest in SED to Sahyoun, LLC, a company controlled by the President of SED. The agreement provides for a purchase price of $2,200,000 of which the Company will receive 80% ($1,760,000). In addition, the Company will receive additional payments of $250,000 each on June 30, 2002 and December 31, 2002. Closing of the sale is contingent upon shareholder approval and receipt of a fairness opinion by the Company.

The pro forma adjustments to the unaudited pro forma balance sheet includes an adjustment to record the Company's 80% share of the cash proceeds of $2,200,000, net of an estimated $330,000 professional fees and other costs related to the transaction, and the additional proceeds to the Company of $500,000 to be received, $250,000 on June 30, 2002 and $250,000 on December 31, 2002, net of $199,610 of asset sold, resulting in a gain of $1,796,390, which is shown as an increase to stockholders' equity.

c. On January 17, 2002 the Company received a Nasdaq Staff Determination, due to its failure to file its Form 10-K for the fiscal period ended September 30, 2001, indicating the Company's noncompliance with the requirement for continued listing set forth in Nasdaq's Marketplace Rule 4310(c)(14), and that its securities are, therefore subject to delisting. On January 24, 2002 the Company submitted a request for a hearing to review the Staff Determination, staying the delisting. There is no assurance the Panel will grant Stratus' request for continued listing.

Stratus Services Group, Inc.
Schedule II – Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

	Balance at beginning of period	Charged to bad debt expense	Other (1)	Deductions (Write-offs of bad debts)	Balance at end of period
September 30:					
2001	$ 255,000	$ $661,000	$ 30,000	$ (395,000)	$ 551,000
2000	703,000	—	142,500	(590,500)	255,000
1999	37,000	—	677,000	(11,000)	703,000

Allowance for Recourse Obligation

	Balance at beginning of period	Charged to bad debt expense	Other (1)	Deductions (Write-offs of bad debts)	Balance at end of period
September 30:					
2001	$ 30,000	$ —	$ (30,000)	$ —	$ —
2000	50,000	122,500	(142,500)	—	30,000
1999	795,000	595,000	(1,340,000)	—	50,000

Allowance for Investment in Related Party

	Balance at beginning of period	Charged to bad debt expense	Other (1)	Deductions (Write-offs of bad debts)	Balance at end of period
September 30:					
2001	$ 663,000	$ —	$ —	$ (663,000)	$ —
2000	663,000	—	—	—	663,000
1999	—	—	663,000	—	663,000

Valuation Allowance for Deferred Taxes

	Balance at beginning of period	Charged to costs and expenses (2)	Other	Deductions	Balance at end of period
September 30:					
2001	$ 598,000	$ 2,316,000	$ —	$ —	$ 2,914,000
2000	1,158,000	(560,000)	—	—	598,000
1999	1,015,000	143,000	—	—	1,158,000

(1) Transfers between valuation accounts.

(2) Reflects the increase (decrease) in the valuation allowance associated with net operating losses of the Company.

Corporate Information
500 Craig Road
Suite 201
Manalapan, NJ 07726
732-866-0300
www.stratusservices.com

Transfer Agent and Registrar
American Stock Transfer and Trust Co.
59 Maiden Lane
New York, NY 10007
212-936-5100

Stock Exchange Listing
NASDAQ Symbol: SERV

Independent Public Accountants
Amper, Politziner & Mattia
2015 Lincoln Highway
Edison, NJ 08818

Counsel
Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road
Middletown, NJ 07748

10-K Report
A copy of form 10-K filed with the Securities and Exchange Commission for the year ended September 30, 2001 is available without charge by writing to:

J. Todd Raymond, Esq.
Stratus Services Group, Inc.
500 Craig Road
Suite 201
Manalapan, NJ 07726
JToddRaymond@stratusservices.com

Annual Meeting of Shareholders
March 28, 2002
10:00 a.m.
Craig Corporate Center
500 Craig Road
Manalapan, NJ 07726

Common Stock Data
As of January 24, 2002, there were approximately 197 holders of record of Common Stock. This number does not include the number of shareholders whose shares were held in "nominee" or "street name", which we cannot determine until after we have held our first annual meeting. The table below sets forth, for the periods indicated, the high and low sales prices of our Common Stock as reported by the NASDAQ Stock Market.

Fiscal Year ended	High	Low
September 30 2000 (from April 26, 2000)	$9.00	$4.25
September 30, 2001	$5.06	$0.92

On January 24, 2002, the closing price of our Common Stock as reported by the Nasdaq Stock Market, was $0.90 per share.

We have never paid dividends on our Common Stock and we intend to retain earnings, if any, to finance future operations and expansion. In addition, our credit agreement restricts the payment of dividends. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future payment of dividends will depend upon the financial condition, capital requirements and our earnings as well as other factors that the Board of Directors deem relevant.

Directors
Joseph J. Raymond
Chairman of the Board,
Chief Executive Officer
and President

Michael J. Rutkin
General Manager and
Chief Executive Officer,
Battleground Country Club.

H. Robert Kingston
Retired Senior Executive,
Mainstream Engineering Company, Inc.

Donald W. Feidt
Vice President to
Chief Executive Officer
of Skila, Inc.

Sanford I. Feld
President,
Leafland Associates, Inc.
Chairman,
Flavor and Food Ingredients

Executive Officers
Joseph J. Raymond
Chairman of the Board,
Chief Executive Officer
and President

Michael A. Maltzman
Chief Financial Officer
and Treasurer

J. Todd Raymond, Esq.
General Counsel and
Corporate Secretary

Senior Management
Charles Sahyoun
President,
Engineering Services Division

Kevin Case
Vice President,
Staffing Services Division

500 Craig Road
Suite 201
Manalapan, NJ 07726
732-866-0300
www.stratusservices.com

STRATUS Services Group, Inc.™